

March 9, 2005

SUPPL

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commissionwith the information listed in Annex A attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information pleasedo not hesitate to contact Toshio Hanaoka of Corporate Communications Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).

Very truly yours,

Seiko Epson Corporation

By: T. Mukawa
Name: Toshiro Mukawa
Title: General Manager
Corporate Communications Department

DOCS #67611 v1 (220r01_.DOC) ---DOCS #67611 v1 (220r01_.DOC) ---

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(A brief description of Japanese language document listed 1 below is included in EXHIBIT A, and extract English translation of the document listed 2 below is included in EXHIBIT B, both attached hereto)

1. Interim Securities Report dated December 17, 2004

2. Interim Business Report (from April 1, 2004 to September 30, 2004)

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT C, attached hereto)

	Date	Title
1.	January 27, 2005	CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004
2.	January 27, 2005	Supplementary Information Consolidated Nine months ended December 31, 2004
3.	January 27, 2005	Third-Quarter Financial Results Fiscal Year 2004 (ending March 2005)

4. Press Release

	Date	Title
(1)	December 15, 2004	Announcement of Partial Correction to Consolidated Results for Year Ended March 31, 2004
(2)	January 27, 2005	Consolidated Results for the Nine Months Ended December 31, 2004
(3)	February 10, 2005	Sanyo Epson to Establish Manufacturing Subsidiary in the Philippines
(4)	February 23, 2005	Seiko Epson to Merge with Subsidiary to Consolidate Software Development Structure
(5)	February 23, 2005	Epson to Appoint New President
(6)	March 3, 2005	Sanyo Epson to Establish Manufacturing Subsidiary in Hong Kong

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Interim Securities Report dated December 17, 2004

   This is the interim securities report filed with the Director of the Kanto Local Finance Bureau pursuant to the Securities and Exchange Law of Japan and containing information on the business, financial conditions, operating results, and interim consolidated and non-consolidated financial statements for each of the two half years ending September 30, 2004 and 2003.

EXHIBIT B

EXTRACT TRANSLATION

Set out below is the extract English translation of the document referred to in ANNEX A, Section A. Item 2.

INTERIM BUSINESS REPORT

[From April 1, 2004 to September 30, 2004]

Table of Contents

To our shareholders	1
Special: A revolution in high-quality photos—LCD Photo Fine	4
A look at sales by business segment	8
Management topics	12
Environmental activities	14
Overview of Consolidated Accounts	16
Overview of Non-consolidated Accounts	17
Expansion of global businesses	18
Invitation to fill out a survey	19
Corporate information and share information	21

To our shareholders

Interim Results

Epson's major markets are experiencing a gradual shift in dominance from ink jet printers to multi-function printers. The price of multi-function printers is on a steep downward curve, especially in the United States. The laser printer market is expanding, with color printers driving the trend, but prices are dropping there as well.

The significant downward trend of projector prices is coming to a halt. As for projectors for business-use, the market for downsized projectors is expanding, along with existing demand for projectors for use at meetings and presentations. The demand for projectors on the educational market is rapidly increasing, and projectors in the home market are also becoming popular in Japan and Europe. Micro-device projection TVs, which are more cost competitive than big-screened flat-panel TVs, are rapidly expanding, particularly in the United States.

The market for electronic devices for mobile phones is steadily developing. The reason behind this is that consumers in West Europe, North America, and China are switching to mobile phones with color display screens, and demand has risen in the emerging markets of Central and South America, India, and Russia.

In the precision machines segment, sales of commodities for individual consumers, such as watches and optical lenses, continued to show little growth, but sales of FA systems and optical devices have shifted up, which is due to strong demand in digital consumer equipment.

Under these market conditions, Epson has worked hard to develop a stable and lucrative business position in which it can perform steadily in any market environment: it is radically reforming the company's profit-making system, and it is taking measures for lowering the rate of total costs, with a focus on reforming the profit-loss structure in finished products departments such as the information-related equipment department.

In the inkjet printer business, the release of Picture Mate, a mobile compact photo

printer capable of printing pictures from digital cameras or mobile camera phones without using a computer, was a big step toward realizing home developing, printing and enlarging (DPE). The "Living Station," a large LCD projection TV featuring high-temperature polysilicon panels, was released into the Japanese market after its introduction to the United States market last year. As for the electronic device business, Epson made capital investments to raise the productivity of devices for mobile phones and imaging equipments, and it continued is drive to reduce costs to better its business disposition.

As a result of these developments, the sales for this interim consolidated fiscal period ended at 683,473,000,000 yen (3.9% increase from the same period last year), operating income at 65,866,000,000 yen (98.9% increase from last year), current income at 63,703,000,000 yen (98.4% increase from last year), and interim net profit at 39,473,000,000 yen (138.3% increase from last year).

Consolidated Financial Highlights


Net sales
(100 million yen)
Interim
Full Period
16,000
12,000
8,000
4,000
0
2001
2002
2003
2004


Operating Income
(100 million yen)
Interim
Full Period
800
600
400
200
0
2001
2002
2003
2004


Net Profit
(100 million yen)
Interim
Full Period
400
300
200
100
0
-100
-200
2001
2002
2003
2004

Increased interim dividends and upward revisions to forecast end-of-term dividends

Epson's basic approach is to continuously deliver steady dividends by improving its efficiency and profitability, thereby improving its cash flow. Epson seeks to secure dividends for its shareholders by comprehensively taking into account the financial requirements, business performance, and financial conditions suitable for pursuing its future business strategies.

By adopting these basic principals, and considering recent trends in business performance, Epson has decided, as it announced on October 26, 2004, to increase the interim dividend per share for this term by 4 yen to 13 yen, up from last term's 9 yen. Accordingly, we have also adjusted our projections for the end-of-term dividends from 9 yen to 13 yen.

Making "Home DPE" your reality

At present, an intergenerational need for printing exists among youths, who love using mobile camera phones, parenting generations, who created the demand for digital cameras, and seniors, who mainly use the silver salt camera. Our "photo lifestyle" is diversifying and evolving like never before, and Epson has responded to this by enhancing the lineup of its "All Photo Colorio" printers, which hold every function necessary for printing photographs. From the highly functional and efficient models, to the basic and particularly user friendly multi-function models, Epson has created a line-up of 3 models targeted towards all consumers and aims to expand the market created by its release last year of the multi-function printer "PM-A850."

These new products all possess Epson's 3 core technologies: its printer head with the micro piezo design, which enables high quality photographs; its "Tsuyo-ink," which improves high-quality photos' durability; and its new image-processing technology that draws out the maximum color retrieval of the inkjet. These products underscore Epson's capabilities for high-quality imaging and usability, and have made it possible to print photographs in the convenience of one's home.

Epson will build on these concepts and achieve high resolution in "displays" as well as in "printing." With this in mind, Epson will release products incorporating the "Photo Fine" display, a high-resolution LCD panel that combines the liquid crystal downsizing techniques Epson has accumulated so far. Epson will continue to break new grounds through high-resolution techniques and appeal to the public.

Strengthening Epson's Capacity for Developing Information-related Equipment

Epson has always been highly praised by the market for providing appealing products that incorporate Epson's key devices, which are a determining factor in securing a competitive edge. But to maintain its highly competitive position amid increasingly rapid changes in technology and the market, Epson believes it is necessary to strengthen, over the mid-long term, its capacity for developing the next generation of information-related equipment. To that end, we are building a new facility for research and development, provisionally called the Epson Innovation Center, which we will be aiming to start in January 2006. The Epson Innovation Center will bring together specialists in information-related equipment, who traditionally work in different Epson laboratories, and the interaction between various specialists and experts will lead to significant development results.

We look forward to another exciting year with you and, as always, are grateful for your support and guidance.

December 2004

Saburo Kusama
President

[translation omitted]

A look at sales by business segment

Information-Related Equipment Business


Information-Related Equipment Business
Consolidated Sales
(100 million yen)
Interim
Full Period
10,000
8,000
6,000
4,000
2,000
0
2002
2003
2004

[translation omitted]

… through increased sales of 434,553 million yen (2.9% up from last year), the information-related equipment business segment generated sales income of 30,971 million yen over this interim consolidated fiscal period (9.8% up from last year).

Electronic Devices Business



Electronic Devices Business
Consolidated Sales
Interim
Full Period
(100 million yen)
5,000
4,000
3,000
2,000
1,000
0
2002
2003
2004

[translation omitted]

… through increased sales of 220,728 million yen (4.9% up from last year), the electronic devices business segment generated sales income of 37,174 million yen over this interim consolidated fiscal period (293.8% up from last year).

Precision Products Business



Precision Products Business
Consolidated Sales
Interim
Full Period
(100 million yen)
800
600
400
200
0
2002
2003
2004

[translation omitted]

… through increased sales of 43,812 million yen (13.6% up from last year), the precision products business segment generated sales income of 2,752 million yen over this interim consolidated fiscal period (93.2% up from last year).

[translation omitted]

Overview of Consolidated Accounts

Outline of Interim Consolidated Balance Sheet

(All units: 100 millions of yen)

	Interim FY 2004 (As of September 30, 2004)	FY 2003 (As of March 31, 2004)
Assets		
Current assets:	**7,089**	**7,079**
Cash and cash equivalents	2,188	2,662
Notes and accounts receivable, trade	2,173	2,103
Inventories	2,046	1,558
Others	721	809
Allowance for doubtful accounts	(40)	(37)
Property, plant, and equipment:	**4,958**	**4,973**
Tangibles	3,943	3,930
Buildings and structures	3,933	3,761
Machinery and equipment	4,851	4,694
Furniture and fixtures	1,842	1,768
Land	522	521
Others	45	123
Accumulated depreciation	(7,251)	(6,939)
Intangibles	224	231
Investments and other assets	790	811
Investment securities	388	390
Other assets	409	428
Allowance for doubtful accounts	(7)	(7)
Total assets	**12,048**	**12,070**

Note: All amounts have been rounded down to the unit shown (same for all amounts below).

(All units: 100 millions of yen)

	Interim FY 2004 (As of September 30, 2004)	FY 2003 (As of March 31, 2004)
Liabilities		
Current liabilities:	**3,787**	**4,181**
Notes and accounts payable, trade	1,412	1,323
Short-term bank loans	456	634
Current portion of long-term debt	135	473
Accounts payable	789	817
Other	992	932
Fixed liabilities	**3,630**	**3,720**
Long-term debt	3,336	3,467
Other current liabilities	294	252
Total current liabilities	**7,418**	**7,901**
Minority shareholders equity		
Minority shareholders equity	**23**	**25**
Shareholders' equity:		
Common stock	532	532
Additional paid-in capital	795	795
Retained earnings	3,372	2,995
Net unrealized gains on other securities	28	30
Translation adjustments	(121)	(209)
Treasury stock	(0)	(0)
Total shareholders' equity	**4,606**	**4,143**
Total liabilities, minority shareholders equity, and shareholders' equity	**12,048**	**12,070**

Outline of Interim Consolidated Statements of Income

(All units: 100 millions of yen)

	FY 2004 (April 1, 2004, through September 30, 2004)	FY 2003 (April 1, 2004, through September 30, 2004)
Net sales	6,834	6,578
Operating income	658	331
Ordinary income	637	321
Income before income taxes etc.	595	287
Net interim income	394	165

Outline of Interim Consolidated Statements of Cash Flow

(All units: 100 millions of yen)

	FY 2004 (April 1, 2004, through September 30, 2004)	FY 2003 (April 1, 2004, through September 30, 2004)
Cash flows from operating activities	615	730
Cash flows from investing activities	(449)	(419)
Cash flows from financing activities	(671)	492
Effect of exchange rate fluctuations on cash and cash equivalents	30	(26)
Net increase (decrease) in cash and cash equivalents	(475)	777
Cash and cash equivalents at the beginning of the year	2,651	1,922
Cash and cash equivalents at the end of the interim period	2,176	2,700

Overview of Non-consolidated Accounts

Outline of Interim Non-Consolidated Balance Sheet

(All units: 100 millions of yen)

	Interim FY 2004 (As of September 30, 2004)	FY 2003 (As of March 31, 2004)
Assets		
Current assets:	**5,118**	**5,259**
Cash and cash equivalents	1,585	1,881
Notes and accounts receivable, trade	1,862	1,753
Inventories	761	662
Others	908	962
Allowance for doubtful accounts	(0)	(0)
Property, plant, and equipment:	**5,296**	**5,313**
Tangibles	3,265	3,263
Buildings	1,438	1,359
Machinery and equipment	981	994
Land	516	515
Others	329	393
Intangibles	153	156
Investments and other assets	1,877	1,893
Investment securities	270	275
Affiliate stock	1,204	1,193
Other assets	403	425
Allowance for doubtful accounts	(0)	(0)
Total assets	**10,415**	**10,573**

(All units: 100 millions of yen)

	Interim FY 2004 (As of September 30, 2004)	FY 2003 (As of March 31, 2004)
Liabilities		
Current liabilities:	**3,207**	**3,468**
Notes and accounts payable, trade	1,819	1,624
Short-term bank loans	260	400
Current portion of long-term debt	123	445
Accounts payable	635	647
Other	369	351
Fixed liabilities	3,434	3,541
Long-term debt	3,330	3,438
Other current liabilities	104	103
Total current liabilities	6,642	7,010
Shareholders' equity:		
Common stock	532	532
Additional paid-in capital	795	795
Retained earnings	2,418	2,205
Net unrealized gains on other securities	27	29
Treasury stock	(0)	(0)
Total shareholders' equity	3,772	3,562
Total liabilities and shareholders' equity	10,415	10,573

Outline of Interim Non-consolidated Statements of Income

(All units: 100 millions of yen)

	FY 2004 (April 1, 2004, through September 30, 2004)	FY 2003 (April 1, 2004, through September 30, 2004)
Net sales	5,458	5,228
Operating income	360	182
Ordinary income	358	203
Income before income taxes etc.	349	168
Net interim income	230	130

[translation omitted]

EXHIBIT C

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B.

Section B item 1

January 27,2005 CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004

EPSON

SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

January 27, 2005

CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2004

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

<Income statements and cash flows data>

	Nine months ended December 31,		Change	Year ended March 31,	Nine months ended December 31,
	2003	**2004**		2004	**2004**
Statements of Income Data:					
Net sales	¥1,055,924	**¥1,113,148**	5.4%	¥1,413,243	**$10,681,777**
Operating income	65,013	**96,843**	49.0%	77,401	**929,306**
Income before income taxes and minority interest	57,933	**85,747**	48.0%	65,058	**822,829**
Net income	33,731	**59,953**	77.7%	38,031	**575,309**
Statements of Cash Flows Data:					
Cash flows from operating activities	138,590	**126,232**	(8.9%)	182,669	**1,211,323**
Cash flows from investing activities	(51,785)	**(73,325)**	41.6%	(65,329)	**(703,627)**
Cash flows from financing activities	30,681	**(82,797)**	- %	(40,918)	**(794,521)**
Cash and cash equivalents at the end of the period	306,971	**238,450**	(22.3%)	265,183	**2,288,168**
Per Share Data:					
Net income per share -Basic	¥185.04	**¥305.32**	65.0%	¥204.70	**$2.93**
-Diluted	¥184.84	**¥-**	- %	¥204.53	**$-**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different from in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥104.21 = U.S.$1 at December 31, 2004 has been used for the purpose of presentation.

<Balance Sheets data>

	December 31, 2003	**December 31, 2004**	March 31, 2004	**December 31, 2004**
Total assets	¥1,293,407	**¥1,330,822**	¥1,206,491	**$12,770,579**
Shareholders' equity	411,393	**473,111**	414,367	**4,539,977**
Shareholders' equity ratio (%)	31.8%	**35.6%**	34.3%	**35.6%**
Shareholders' equity per share	¥2,095.05	**¥2,409.35**	¥2,110.20	**$23.12**

Operating Performance Highlights and Financial Results

1. Fiscal 2004 Nine-Months Overview

The global economy during the first nine months of our 2004 fiscal year showed elements of future uncertainty, including skyrocketing crude oil prices and increases in certain production material inventories, yet the Chinese economy continued to expand, while the U.S. and European economies continued to grow and recover. The Japanese economy also continued to register tones of recovery though some economic indicators, such as personal spending and manufacturing, shown signs of weakening.

Epson's major markets were as follows. In the inkjet printer business, all-in-ones (units that combine printer, scanner and copier functions) continued to gain market share. At the same time, the demand for single-function photo and small format ("personal photo labs") printers is also growing, especially in the U.S. and Europe. The color laser printer market is expanding, but unit prices are declining.

The projector market saw prices begin to fall once again after a brief lull during which they appeared to have bottomed out, but demand remains robust. In the commercial segment, demand from the business presentations market is driving sales of mobile projectors and traditional desktop models, while demand in the education market continues to grow. Sales of home projectors are expanding in Japan and Europe. Meanwhile, the market for microdevice-based projection TVs, which are more cost-competitive than flat-panel large-screen TVs, is sharply expanding in the United States.

The market for electronic devices used in mobile phones remained firm. This strength came from two main sources. One was replacement demand from consumers in Western Europe, North America and China who are upgrading from their old monochrome-screen handsets to new color models and camera-phones. The other was the continuing robust, demand for new models in such emerging markets as Central and South America, India and Russia.

In the precision products business segment we saw continued sluggishness in the markets for watches, eyeglass lenses and other personal products. However, orders for factory automation systems and optical devices remained strong due to robust demand for digital consumer devices.

In response to these market conditions, Epson is carrying out an initiative to reduce the consolidated total cost ratio. This initiative is designed to radically rebuild the company's profit structure into one that allows it to generate stable income in any market environment. Epson is focusing particularly on reforming the cost structure of its information-related equipment business and other finished products businesses. We also opened the doors to SANYO EPSON IMAGING DEVICES CORPORATION, a joint-venture company formed by integrating certain of Epson's liquid crystal display businesses and those of SANYO Electric Co., Ltd., on October 1, 2004.

Epson came out with a number of important new products during the period. In the inkjet printer segment, Epson launched the *PictureMate*, a compact, portable photo printer. A PC-less, "personal photo lab," the *PictureMate* directly prints photos taken with a digital camera or camera-phone. For the year-end shopping

season, Epson bolstered its lineup of all-in-one printers in anticipation of growth in that market. In the visual instruments business, Epson rolled out *Livingstation* HDTV LCD projection televisions to the Japanese market. The domestic release follows last fiscal year's U.S. market launch of these large-screen TVs, which use Epson's high-temperature polysilicon TFT liquid crystal panels. In the electronic devices business, Epson is investing in additional capacity for electronic devices used in mobile handsets and visual instruments. At the same time, the company continues to drive down costs in order to fortify its position.

The average exchange rates of the yen against the U.S. dollar and against the euro during the nine months were ¥108.56 and ¥134.60, respectively. This represents a 6% increase in the value of the yen against the dollar and a 2% decrease in the value of the yen against the euro compared to the same period last year.

As a result of the foregoing factors, consolidated net sales for the nine months of the current fiscal year were ¥1,113,148 million ($10,681,777 thousand), a 5.4% increase on the same period last year. Operating income was ¥96,843 million ($929,306 thousand), a 49.0% increase on the same period last year. Income before income taxes and minority interest was ¥85,747 million ($822,829 thousand), a 48.0% increase on the same period last year. And net income was ¥59,953 million ($575,309 thousand), a 77.7% increase on the same period last year.

Operating Performance Highlights by Business Segments

Information-related equipment:

In the information-related equipment business segment, we drove the "Epson = Photo" strategy world-wide, increasing market awareness of our photo products and helping Epson seize the industry lead in photo printers. Epson responded to fierce price competition in inkjet printer and LCD projector markets by beefing up its cost-cutting efforts on the one hand while unfurling a strategy of balancing product features and added value by area on the other.

In the imaging and information products business, revenues from sales of inkjet printers (including supplies, as in all printer discussions below) grew, as higher volume in all-in-one units and consumables more than made up for a decline in single-function inkjet printer volume. Laser printer sales revenues grew, primarily due to higher consumables volume. Sales revenue in the scanners and others category fell sharply due to a decline in scanner volume brought about by growth in all-in-one unit demand. Together, these factors resulted in increased sales revenues in the imaging and information products business as a whole.

In the visual instruments business, revenues in monitor modules grew due to strong demand. Revenues from liquid crystal projectors rose slightly on higher volume in both home and business projectors, though they were squeezed particularly by a shift toward low-priced business projectors. Large-screen HDTV LCD televisions, which we launched to market last fiscal year, contributed to higher revenue. Together, these factors resulted in slightly increased sales revenues in the visual instruments business as a whole.

Operating income in the information-related equipment segment increased due to substantive benefits yielded by our initiative to reduce the consolidated total cost ratio.

As a result of the foregoing factors, net sales in the information-related equipment business segment for the nine months of the current fiscal year were ¥713,979 million ($6,851,348 thousand), a 3.9% increase on the same period last year, while operating income was ¥51,457 million ($493,782 thousand), a 20.7% increase on the same period last year.

Electronic devices:

Epson continued its ongoing emphasis on cost reductions in the electronic device segment while simultaneously accommodating growth in demand from the mobile handset, projector and digital camera

The Americas:

The inkjet printer and silicon foundry businesses experienced higher revenues. As a result, net sales were ¥220,689 million ($2,117,733 thousand), an 11.0% increase on the same period last year, and operating income was ¥11,738 million ($112,638 thousand), a 67.2% increase on the same period last year.

Europe:

Inkjet printer, MD-TFD liquid crystal display and logic IC revenues increased, while STN LCD revenues declined. As a result, net sales were ¥249,025 million ($2,389,646 thousand), a 15.5% increase on the same period last year, and operating income was ¥7,354 million ($70,569 thousand), a 0.8% increase on the same period last year.

Asia / Oceania:

Inkjet printer, LCD projector and laser printer revenues increased, while STN LCD and dot-matrix printer revenues declined. As a result, net sales were ¥549,002 million ($5,268,228 thousand), a 4.5% increase on the same period last year, and operating income was ¥21,132 million ($202,783 thousand), a 12.6% increase on the same period last year.

Cash Flow Performance

Net income for nine months period of the 2004 fiscal year was ¥59,953 million ($575,309 thousand). Depreciation and amortization, principally in the electronic device business segment, was ¥75,925 million ($728,577 thousand). As for changes to assets and liabilities, notes and accounts receivable, trade increased by ¥59,760 million ($573,457 thousand), notes and accounts payable, trade increased by ¥37,693 million ($361,702 thousand) and inventories increased by ¥30,011 million ($287,986 thousand). Payment for income tax was ¥13,413 million ($128,711 thousand). As a result, cash inflows from operating activities came to ¥126,232 million ($1,211,323 thousand).

Cash outflows from investing activities were ¥73,325 million ($703,627 thousand) due to capital expenditures, principally in the electronic device business segment, and amounts that came due during this period for tangible and intangible fixed assets acquired at the end of last period amounted to ¥73,994 million ($710,047 thousand).

Cash flows from financing activities were negative at ¥82,797 million ($794,521 thousand), primarily resulting from net payments of ¥77,889 million ($747,424 thousand) from short- and long-term loans in accordance with loan repayments.

As a result, cash and cash equivalents during the nine months of the 2004 fiscal year was ¥ 238,450 million ($2,288,168 thousand).

2. Third-Quarter Operating Performance

Despite a decline in LCD sales volumes brought about by fierce competition in the handset LCD market and the effects of plummeting prices for color LCD drivers, the company's third-quarter net sales were ¥429,674 million ($4,123,155 thousand), a 7.9% increase on the same period last year. Two primary factors contributed to this increase. One was the increased revenue from sales of all-in-one printers, a result of the inkjet printer market's continuing shift from single-function printers to multifunction units. The other was that Epson started selling low-temperature polysilicon TFT LCDs and amorphous TFT LCDs. Operating income was ¥30,977 million ($297,256 thousand), a 2.9% decrease on the same period last year. Although cost reduction initiatives yielded substantive benefits in the information-related equipment business, the electronic device business saw costs increase and prices plummet due to fierce competition. Income before

markets.

In the display business, we launched new low-temperature polysilicon TFT LCDs and amorphous-silicon TFT LCDs, while a robust projector market drove revenues from high-temperature polysilicon TFT LCDs sharply higher. Meanwhile, revenues from sales of STN LCDs for mobile phones fell sharply due to the effects of scaled-back monochrome STN LCD production as well as to the effects of intensified competition in the color STN LCD display arena. Revenues from sales of MD-TFD liquid crystal display for mobile phones also declined, as stepped-up competition put downward pressure on unit prices. Despite these declines, however, sales revenues in the display business as a whole edged slightly higher. These factors combined to produce a slight decrease in revenue for the display business as a whole.

In the semiconductor business, LCD driver sales revenue fell sharply, mainly due to plummeting prices for color LCD drivers. Meanwhile, system LSI revenue soared, largely due to volume growth in image-processing semiconductors that seized on a wave of feature-rich mobile phones. Silicon foundry revenue also jumped due to an increase in order volume. These factors combined to produce a slight increase in revenue for the semiconductor business as a whole.

Quartz device business revenues rose sharply on volume growth in crystal units and crystal oscillators for mobile phone and digital camera applications.

Operating income in the electronic device business segment increased as a result of total cost-reduction activities in each of the businesses.

As a result of the foregoing factors, net sales in the electronic device business segment for the nine months of the current fiscal year were ¥358,685 million ($3,441,944 thousand), a 9.1% increase on the same period last year, while operating income was ¥50,720 million ($486,710 thousand), a 80.1% increase on the same period last year.

Precision products:

In the precision products business segment, Epson saw stronger sales volumes of eyeglass lenses to the North American market, as well as volume growth in optical devices accompanying the expansion of the liquid crystal projector market. The number of IC handlers sold grew due to a particularly brisk first half in the semiconductor market, which was driven by digital consumer electronics. This resulted in an increase in sales revenues in the precision products segment as a whole.

Operating income in the precision products business segment grew on higher sales revenues.

As a result of the foregoing factors, net sales in the precision products business segment for the nine months of the current fiscal year were ¥64,308 million ($617,100 thousand), a 5.0% increase on the same period last year, while operating income was ¥ 3,086 million ($29,613 thousand), a 2.2% increase on the same period last year.

Operating Performance Highlights by Geographic Segments

Japan:

Epson saw revenue growth from inkjet printers, high-temperature polysilicon TFT liquid crystal panels for LCD projectors, logic ICs and laser printers. Revenues from MD-TFD liquid crystal displays and STN liquid crystal displays declined. The new launch of low-temperature polysilicon TFT LCDs and amorphous-silicon TFT LCDs also contributed to sales. As a result, net sales were ¥945,530 million ($9,073,314 thousand), a 6.3% increase on the same period last year, and operating income was ¥61,194 million ($587,218 thousand), an 83.5% increase on the same period last year.

income taxes and minority interest was ¥26,174 million ($251,166 thousand), a 10.2% decrease on the same period last year. And net income for the quarter was ¥20,480 million ($196,526 thousand), a 19.3% increase on the same period last year.

3. Full-Year Forecast

We expect continued savings from our across-the-board programs to reduce our consolidated total cost ratio. We also anticipate substantive benefits from our new products in the information-related equipment business segment — and particularly from the growing volume of all-in-ones that we launched for the year-end shopping season. On the other hand, we expect the business environment to grow even more challenging in the fourth quarter. In addition to plummeting prices for large-sized display panels in the electronic devices business segment, we expect further declines in prices for LCD drivers and for small- and medium-sized display panels used in mobile phones.

Taking into account the foregoing factors, we are standing by our previous (October 26, 2004) full-year financial outlook.

The figures in the forecast are based on assumed full-year exchange rates of ¥108 to the U.S. dollar and ¥134 to the euro.

Consolidated Full-Year Results Outlook

	FY2003	**Current Outlook**	Change
Net Sales	¥1,413.2 billion	**¥1,532.0 billion**	+¥118.8 billion (+8.4%)
Income before income taxes and minority interest	¥65.1 billion	**¥108.0 billion**	+¥42.9 billion (+66.0%)
Net income	¥38.0 billion	**¥65.0 billion**	+¥27.0 billion (+70.9%)

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets (Unaudited)

	Millions of yen			Thousands of U.S. dollars
	December 31, 2003	**December 31, 2004**	March 31, 2004	**December 31, 2004**
ASSETS				
Current assets:				
Cash and cash equivalents	¥306,971	**¥238,450**	¥265,183	**$2,288,168**
Time deposits	412	**695**	509	**6,669**
Notes and accounts receivable, trade	252,995	**271,683**	210,381	**2,607,072**
Inventories	168,218	**202,572**	155,856	**1,943,883**
Other current assets	79,664	**81,467**	80,940	**781,758**
Allowance for doubtful accounts	(4,088)	**(3,808)**	(3,700)	**(36,542)**
Total current assets	804,172	**791,059**	709,169	**7,591,008**
Property, plant and equipment:				
Buildings and structures	375,309	**413,262**	376,195	**3,965,666**
Machinery and equipment	459,909	**502,745**	469,448	**4,824,345**
Furniture and fixtures	174,984	**182,302**	176,867	**1,749,372**
Land	52,720	**58,817**	52,106	**564,408**
Other	10,730	**5,148**	12,388	**49,400**
	1,073,652	**1,162,274**	1,087,004	**11,153,191**
Accumulated depreciation	(677,490)	**(731,883)**	(693,973)	**(7,023,155)**
	396,162	**430,391**	393,031	**4,130,036**
Investments and other assets:				
Investment securities	38,348	**48,780**	39,085	**468,093**
Intangible assets	23,751	**28,373**	23,160	**272,268**
Other assets	31,734	**32,965**	42,801	**316,333**
Allowance for doubtful accounts	(760)	**(746)**	(755)	**(7,159)**
	93,073	**109,372**	104,291	**1,049,535**
Total assets	¥1,293,407	**¥1,330,822**	¥1,206,491	**$12,770,579**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen			Thousands of U.S. dollars
	December 31, 2003	**December 31, 2004**	March 31, 2004	**December 31, 2004**
Current liabilities:				
Short-term bank loans	¥73,842	**¥46,055**	¥62,851	**$441,944**
Current portion of long-term debt	85,091	**14,885**	47,380	**142,837**
Notes and accounts payable, trade	160,147	**172,435**	132,331	**1,654,688**
Accounts payable, other	69,515	**104,031**	81,785	**998,282**
Income taxes payable	12,518	**14,288**	6,731	**137,108**
Accrued bonuses	7,949	**10,400**	17,083	**99,798**
Accrued warranty costs	12,800	**14,604**	14,283	**140,140**
Other current liabilities	68,989	**69,428**	55,129	**666,232**
Total current liabilities	490,851	**446,126**	417,573	**4,281,029**
Long-term liabilities:				
Long-term debt	369,837	**348,576**	346,769	**3,344,938**
Accrued pension and severance costs	8,437	**13,681**	8,055	**131,283**
Accrued directors' and statutory auditors' retirement allowances	1,668	**1,856**	1,729	**17,810**
Other long-term liabilities	8,683	**17,734**	15,456	**170,176**
Total long-term liabilities	388,625	**381,847**	372,009	**3,664,207**
Minority interest in subsidiaries	2,538	**29,738**	2,542	**285,366**
Shareholders' equity:				
Common stock, no par value - Authorized - 607,458,368 shares, Issued - 196,364,592 shares	53,204	**53,204**	53,204	**510,546**
Additional paid-in capital	79,501	**79,501**	79,501	**762,892**
Retained earnings	295,275	**355,208**	299,575	**3,408,579**
Net unrealized gains on other securities	1,941	**3,477**	3,087	**33,365**
Translation adjustments	(18,527)	**(18,277)**	(20,999)	**(175,386)**
Treasury stock	(1)	**(2)**	(1)	**(19)**
Total shareholders' equity	411,393	**473,111**	414,367	**4,539,977**
Commitments and contingent liabilities				
Total liabilities and shareholders' equity	¥1,293,407	**¥1,330,822**	¥1,206,491	**$12,770,579**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income (Unaudited)

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2003	**2004**	2004	**2004**
Net sales	¥1,055,924	**¥1,113,148**	¥1,413,243	**$10,681,777**
Cost of sales	753,148	**782,946**	1,013,959	**7,513,156**
Gross profit	302,776	**330,202**	399,284	**3,168,621**
Selling, general and administrative expenses:				
Salaries and wages	57,829	**57,592**	77,748	**552,653**
Advertising	22,065	**23,542**	30,854	**225,909**
Sales promotion	23,367	**22,865**	31,740	**219,413**
Research and development costs	30,509	**30,807**	41,139	**295,624**
Shipping costs	15,207	**14,680**	20,527	**140,870**
Provision for doubtful accounts	461	**205**	414	**1,967**
Other	88,325	**83,668**	119,461	**802,879**
	237,763	**233,359**	321,883	**2,239,315**
Operating income	65,013	**96,843**	77,401	**929,306**
Other income:				
Interest and dividend income	1,208	**1,790**	1,684	**17,177**
Net gain on foreign exchange	263	-	-	-
Other	4,703	**4,514**	6,381	**43,316**
	6,174	**6,304**	8,065	**60,493**
Other expenses:				
Interest expenses	4,973	**4,533**	6,478	**43,498**
Net loss on foreign exchange	-	**3,875**	500	**37,184**
Loss on disposal of property, plant and equipment	2,638	**2,528**	3,711	**24,259**
Reorganization costs	2,044	-	2,044	-
Prior pension costs for foreign subsidiaries	-	**2,285**	-	**21,927**
Other	3,599	**4,179**	7,675	**40,102**
	13,254	**17,400**	20,408	**166,970**
Income before income taxes and minority interest	57,933	**85,747**	65,058	**822,829**
Income taxes	23,795	**25,523**	26,573	**244,919**
Income before minority interest	34,138	**60,224**	38,485	**577,910**
Minority interest in subsidiaries	407	**271**	454	**2,601**
Net income	¥33,731	**¥59,953**	¥38,031	**$575,309**

	Yen			U.S. dollars
Per share:				
Net income	¥185.04	**¥305.32**	¥204.70	**$2.93**
Cash dividends	¥18.00	**¥22.00**	¥18.00	**$0.21**

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2003	**2004**	**2004**
Net sales	¥398,070	**¥429,674**	**$4,123,155**
Cost of sales	280,836	**309,697**	**2,971,855**
Gross profit	117,234	**119,977**	**1,151,300**
Selling, general and administrative expenses:			
Salaries and wages	19,469	**20,217**	**194,002**
Advertising	9,832	**11,710**	**112,369**
Sales promotion	9,940	**9,961**	**95,586**
Research and development costs	9,816	**11,595**	**111,266**
Shipping costs	6,583	**5,470**	**52,490**
Provision for doubtful accounts	43	**(62)**	**(595)**
Other	29,653	**30,109**	**288,926**
	85,336	**89,000**	**854,044**
Operating income	31,898	**30,977**	**297,256**
Other income:			
Interest and dividend income	357	**482**	**4,625**
Net gain on foreign exchange	434	**-**	**-**
Other	1,774	**1,439**	**13,809**
	2,565	**1,921**	**18,434**
Other expenses:			
Interest expenses	1,687	**1,620**	**15,546**
Net loss on foreign exchange	-	**1,858**	**17,829**
Loss on disposal of property, plant and equipment	909	**1,281**	**12,293**
Reorganization costs	481	**-**	**-**
Other	2,242	**1,965**	**18,856**
	5,319	**6,724**	**64,524**
Income before income taxes and minority interest	29,144	**26,174**	**251,166**
Income taxes	11,792	**6,084**	**58,382**
Income before minority interest	17,352	**20,090**	**192,784**
Minority interest in subsidiaries	184	**(390)**	**(3,742)**
Net income	¥17,168	**¥20,480**	**$196,526**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

Nine months ended December 31:

	Millions of yen							
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at March 31, 2003	151,864,592	¥12,531	¥10,259	¥264,874	¥167	(¥6,515)	(¥0)	¥281,316
Net income for the nine months ended December 31, 2003	-	-	-	33,731	-	-	-	33,731
Issuance of common stock under public offering	44,500,000	40,673	69,242	-	-	-	-	109,915
Cash dividends	-	-	-	(3,134)	-	-	-	(3,134)
Bonuses to directors and statutory auditors	-	-	-	(196)	-	-	-	(196)
Net unrealized gain on other securities	-	-	-	-	1,774	-	-	1,774
Translation adjustments	-	-	-	-	-	(12,012)	-	(12,012)
Changes in treasury stock	-	-	-	-	-	-	(1)	(1)
Balance at December 31, 2003	196,364,592	¥53,204	¥79,501	¥295,275	¥1,941	(¥18,527)	(¥1)	¥411,393
Balance at March 31, 2004	196,364,592	¥53,204	¥79,501	¥299,575	¥3,087	(¥20,999)	(¥1)	¥414,367
Net income for the nine months ended December 31, 2004	-	-	-	**59,953**	-	-	-	**59,953**
Cash dividends	-	-	-	**(4,320)**	-	-	-	**(4,320)**
Net unrealized gain on other securities	-	-	-	-	**390**	-	-	**390**
Translation adjustments	-	-	-	-	-	**2,722**	-	**2,722**
Changes in treasury stock	-	-	-	-	-	-	**(1)**	**(1)**
Balance at December 31, 2004	**196,364,592**	**¥53,204**	**¥79,501**	**¥355,208**	**¥3,477**	**(¥18,277)**	**(¥2)**	**¥473,111**

	Millions of yen							
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at March 31, 2003	151,864,592	¥12,531	¥10,259	¥264,874	¥167	(¥6,515)	(¥0)	¥281,316
Net income	-	-	-	38,031	-	-	-	38,031
Issuance of common stock under public offering	44,500,000	40,673	69,242	-	-	-	-	109,915
Cash dividends	-	-	-	(3,134)	-	-	-	(3,134)
Bonuses to directors and statutory auditors	-	-	-	(196)	-	-	-	(196)
Net unrealized gain on other securities	-	-	-	-	2,920	-	-	2,920
Translation adjustments	-	-	-	-	-	(14,484)	-	(14,484)
Changes in treasury stock	-	-	-	-	-	-	(1)	(1)
Balance at March 31, 2004	196,364,592	¥53,204	¥79,501	¥299,575	¥3,087	(¥20,999)	(¥1)	¥414,367

	Thousands of U.S. dollars						
	Common stock	Additional paid-in capital	Retained Earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at March 31, 2004	$510,546	$762,892	$2,874,725	$29,623	($201,507)	($10)	$3,976,269
Net income for the nine months ended December 31, 2004	-	-	**575,309**	-	-	-	**575,309**
Cash dividends	-	-	**(41,455)**	-	-	-	**(41,455)**
Net unrealized gain on other securities	-	-	-	**3,742**	-	-	**3,742**
Translation adjustments	-	-	-	-	**26,121**	-	**26,121**
Changes in treasury stock	-	-	-	-	-	**(9)**	**(9)**
Balance at December 31, 2004	**$510,546**	**$762,892**	**$3,408,579**	**$33,365**	**($175,386)**	**($19)**	**$4,539,977**

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Millions of yen							
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at September 30, 2003	196,364,592	¥53,204	¥79,501	¥279,874	¥1,856	(¥15,565)	(¥0)	¥398,870
Net income for the three months ended December 31, 2003	-	-	-	17,168	-	-	-	17,168
Cash dividends	-	-	-	(1,767)	-	-	-	(1,767)
Net unrealized gain on other securities	-	-	-	-	85	-	-	85
Translation adjustments	-	-	-	-	-	(2,962)	-	(2,962)
Changes in treasury stock	-	-	-	-	-	-	(1)	(1)
Balance at December 31, 2003	196,364,592	¥53,204	¥79,501	¥295,275	¥1,941	(¥18,527)	(¥1)	¥411,393
Balance at September 30, 2004	196,364,592	¥53,204	¥79,501	¥337,281	¥2,838	(¥12,195)	(¥2)	¥460,627
Net income for the three months ended December 31, 2004	-	-	-	**20,480**	-	-	-	**20,480**
Cash dividends	-	-	-	**(2,553)**	-	-	-	**(2,553)**
Net unrealized gain on other securities	-	-	-	-	**639**	-	-	**639**
Translation adjustments	-	-	-	-	-	**(6,082)**	-	**(6,082)**
Changes in treasury stock	-	-	-	-	-	-	**(0)**	**(0)**
Balance at December 31, 2004	**196,364,592**	**¥53,204**	**¥79,501**	**¥355,208**	**¥3,477**	**(¥18,277)**	**(¥2)**	**¥473,111**

	Thousands of U.S. dollars						
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock	Total
Balance at September 30, 2004	$510,546	$762,892	$3,236,552	$27,233	($117,024)	($19)	$4,420,180
Net income for the three months ended December 31, 2004	-	-	**196,526**	-	-	-	**196,526**
Cash dividends	-	-	**(24,499)**	-	-	-	**(24,499)**
Net unrealized gain on other securities	-	-	-	**6,132**	-	-	**6,132**
Translation adjustments	-	-	-	-	**(58,362)**	-	**(58,362)**
Changes in treasury stock	-	-	-	-	-	**(0)**	**(0)**
Balance at December 31, 2004	**$510,546**	**$762,892**	**$3,408,579**	**$33,365**	**($175,386)**	**($19)**	**$4,539,977**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (Unaudited)

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2003	**2004**	2004	**2004**
Cash flows from operating activities:				
Net income	¥33,731	**¥59,953**	¥38,031	**$575,309**
Adjustments to reconcile net income to net cash provided by operating activities -				
Depreciation and amortization	81,888	**75,925**	111,018	**728,577**
Reorganization costs	2,044	**-**	2,044	**-**
Increase (decrease) in allowance for doubtful accounts	54	**4**	(261)	**38**
Accrual for net pension and severance costs, less payments	(2,430)	**7,585**	(13,338)	**72,786**
Net loss on sales and disposal of property, plant and equipment	2,214	**2,808**	5,511	**26,945**
Equity in net gains under the equity method	(166)	**(183)**	(172)	**(1,756)**
Deferred income taxes	8,350	**6,810**	11,363	**65,349**
(Increase) decrease in notes and accounts receivable, trade	(36,397)	**(59,760)**	6,224	**(573,457)**
(Increase) decrease in inventories	(6,737)	**(30,011)**	4,042	**(287,986)**
Increase in notes and accounts payable, trade	41,591	**37,693**	13,247	**361,702**
Increase (decrease) in accrued income taxes	3,565	**5,300**	(1,826)	**50,859**
Other	10,883	**20,108**	6,786	**192,957**
Net cash provided by operating activities	138,590	**126,232**	182,669	**1,211,323**
Cash flows from investing activities:				
Payments for purchases of property, plant and equipment	(52,312)	**(68,353)**	(65,416)	**(655,916)**
Proceeds from sales of property, plant and equipment	3,712	**1,922**	4,309	**18,444**
Payments for purchases of intangible assets	(6,095)	**(5,641)**	(7,917)	**(54,131)**
Payments of long-term prepaid expenses	(348)	**(820)**	(441)	**(7,869)**
Other	3,258	**(433)**	4,136	**(4,155)**
Net cash used in investing activities	(51,785)	**(73,325)**	(65,329)	**(703,627)**
Cash flows from financing activities:				
Decrease in short-term borrowings	(65,240)	**(26,081)**	(76,076)	**(250,274)**
Proceeds from long-term debt	52,500	**-**	92,530	**-**
Repayments of long-term debt	(63,542)	**(51,808)**	(164,304)	**(497,150)**
Issuance of common stock	109,915	**-**	109,915	**-**
Cash dividends	(3,134)	**(4,320)**	(3,134)	**(41,455)**
Other	182	**(588)**	151	**(5,642)**
Net cash provided by (used in) financing activities	30,681	**(82,797)**	(40,918)	**(794,521)**
Effect of exchange rate fluctuations on cash and cash equivalents	(2,803)	**3,157**	(3,527)	**30,295**
Net increase (decrease) in cash and cash equivalents	114,683	**(26,733)**	72,895	**(256,530)**
Cash and cash equivalents at the beginning of the period	192,288	**265,183**	192,288	**2,544,698**
Cash and cash equivalents at the end of the period	¥306,971	**¥238,450**	¥265,183	**$2,288,168**
Supplemental disclosures of cash flow information:				
Cash received and paid during the period for -				
Interest and dividend received	¥1,227	**¥1,932**	¥1,681	**$18,539**
Interest paid	(¥4,726)	**(¥4,336)**	(¥6,610)	**($41,608)**
Income taxes paid	(¥11,880)	**(¥13,413)**	(¥17,036)	**($128,711)**

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2003	2004	2004
Cash flows from operating activities:			
Net income	¥17,168	¥20,480	$196,526
Adjustments to reconcile net income to net cash provided by operating activities -			
Depreciation and amortization	28,020	28,916	277,478
Reorganization costs	481	-	-
Increase (decrease) in allowance for doubtful accounts	11	(150)	(1,439)
Accrual for net pension and severance costs, less payments	(701)	2,082	19,979
Net loss on sales and disposal of property, plant and equipment	418	1,277	12,254
Equity in net gains under the equity method	(45)	(72)	(691)
Deferred income taxes	2,307	(1,212)	(11,630)
Increase in notes and accounts receivable, trade	(39,336)	(53,264)	(511,122)
Decrease in inventories	8,003	14,099	135,294
Increase in notes and accounts payable, trade	25,030	27,287	261,846
Increase in accrued income taxes	5,829	2,705	25,957
Other	18,313	22,538	216,275
Net cash provided by operating activities	65,498	64,686	620,727
Cash flows from investing activities:			
Payments for purchases of property, plant and equipment	(10,743)	(25,087)	(240,735)
Proceeds from sales of property, plant and equipment	2,000	637	6,113
Payments for purchases of intangible assets	(1,307)	(1,688)	(16,198)
Payments of long-term prepaid expenses	(224)	(35)	(336)
Other	457	(2,211)	(21,217)
Net cash used in investing activities	(9,817)	(28,384)	(272,373)
Cash flows from financing activities:			
Decrease in short-term borrowings	(41,408)	(8,157)	(78,275)
Proceeds from long-term debt	25,000	-	-
Repayments of long-term debt	(653)	(4,697)	(45,072)
Cash dividends	(1,767)	(2,553)	(24,499)
Other	288	(235)	(2,255)
Net cash used in financing activities	(18,540)	(15,642)	(150,101)
Effect of exchange rate fluctuations on cash and cash equivalents	(179)	144	1,382
Net increase in cash and cash equivalents	36,962	20,804	199,635
Cash and cash equivalents at the beginning of the period	270,009	217,646	2,088,533
Cash and cash equivalents at the end of the period	¥306,971	¥238,450	$2,288,168
Supplemental disclosures of cash flow information:			
Cash received and paid during the period for -			
Interest and dividend received	¥366	¥474	$4,549
Interest paid	(¥1,467)	(¥1,391)	($13,348)
Income taxes paid	(¥3,656)	(¥4,591)	($44,055)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of presenting consolidated financial statements:

(1) Background -

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements -

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") as of December 31, 2004, and for the three months and nine months ended December 31, 2004 are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under generally accepted accounting principles in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates -

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

(2) Foreign currency translation and transactions -

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheet as a separate component of shareholders' equity.

(3) Cash and cash equivalents -

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments -

(a) Investments in debt and equity securities:

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at historical or amortized cost in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, based on the weighted average cost method. Other than temporary declines in the value of other securities are reflected in current income.

(b) Derivative financial instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding fiscal period. If certain hedging criteria are met, such gains and losses are deferred and accounted for as assets or liabilities.

For interest rate swaps, if certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

(c) Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories -

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment -

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws. When property, plant or equipment is retired or disposed of, the difference between the net book value and sales proceeds, if any, is charged or credited to income.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets -

Amortization of intangible assets is computed using the straight-line method. Amortization of software

for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Impairment of long-lived assets -

On August 9, 2002, the Business Accounting Council of Japan issued accounting standards entitled "Statement of Opinion on the Establishment of Accounting Standards for Impairment of Fixed Assets". Further, on October 31, 2003, the Accounting Standards Board of Japan issued Financial Accounting Standards Implementation Guidance No. 6 - "Application Guidance on Accounting Standards for Impairment of Fixed Assets". Effective as of March 31, 2004, Epson has elected to early adopt these accounting standards for impairment of fixed assets.

(9) Accrued bonuses -

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the fiscal period-end, based on services provided during the current period.

On March 9, 2004, the Accounting Standards Board of Japan issued accounting standards concerning accounting for bonuses to directors and statutory auditors, effective for the first fiscal year ending after this standards issued. In the financial statements for fiscal years prior to April 1, 2003, "bonuses to directors and statutory auditors", which are determined through appropriation of retained earnings by resolution of general shareholders' meeting subsequent to fiscal year-end, are reflected in retained earnings of the current year. Under the accounting standards, "bonuses to directors and statutory auditors" are expensed as incurred. Effective as of March 31, 2004, Epson has adopted the accounting standards.

(10) Accrued warranty costs -

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(11) Income taxes -

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

On May 29, 2003, the Company obtained approval from the National tax agency to file a consolidated tax return system effective from the year beginning April 1, 2003. The Company has adopted the consolidated tax return system for the calculation of income taxes effective from the year ended March 31,

2004. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(12) Pension and severance costs -

The Company and its Japanese subsidiaries maintain defined benefit pension plans and defined contribution pension plans covering substantially all of their employees.

The Company and some of its Japanese subsidiaries maintain the welfare pension plan which is funded in conformity with the funding requirements of the Japanese Welfare Pension Insurance Law.

To supplement the welfare pension plan, the Company and some of its Japanese subsidiaries maintain tax qualified pension plans which are non-contributory defined benefit pension plans. These companies contribute amounts required to maintain sufficient plan assets to provide for accrued benefits, subject to limitations on expense deductibility under Japanese income tax laws.

The Company and one consolidated subsidiary changed approximately half of its tax qualified defined benefit plans to new tax qualified defined contribution plans and the remaining half from tax qualified defined benefit plans to new tax qualified corporate defined benefit plans effective from the year beginning April 1, 2004.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering substantially all of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

With respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision is made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. In accordance with the Commercial Code of Japan, payments of retirement benefits for directors and statutory auditors are subject to approval by a resolution

at the Company's shareholders' meeting.

(13) Revenue recognition -

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(14) Research and development costs -

Research and development costs are expensed as incurred.

(15) Leases -

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(16) Net income per share -

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each applicable period.

Under the Japanese accounting standards concerning accounting for bonus to directors and statutory auditors, effective for the fiscal years beginning on or after April 1, 2003, the bonus to directors and statutory auditors have been charged to income in the year ended March 31, 2004.

(17) Appropriations of retained earnings -

Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded after approval by the shareholders as required under the Commercial Code of Japan. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are

included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥104.21 = U.S.$1, the rate of exchange prevailing at December 31, 2004, has been used.

4. Notes receivable and notes payable maturing at period-end:

Notes receivable and notes payable are settled on the date of clearance. As December 31, 2004 was a bank holiday, notes receivable and notes payable maturing on that date could not be settled were included in the ending balance of notes and accounts receivable, trade and notes and accounts payable, trade as follows:

	Millions of yen	Thousands of U.S. dollars
Notes receivable	¥132	$1,267
Notes payable	3,635	34,881

5. Investments in debt and equity securities:

The aggregate cost and market value (carrying value) of other securities with market values, which was included in investment securities at December 31, 2004 was as follows:

	Millions of yen			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥10,669	¥4,802	(¥81)	¥15,390
Debt securities	53	3	-	56
Other	149	-	-	149
Total	¥10,871	¥4,805	(¥81)	¥15,595

	Thousands of U.S. dollars			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	$102,380	$46,080	($777)	$147,683
Debt securities	508	29	-	537
Other	1,430	-	-	1,430
Total	$104,318	$46,109	($777)	$149,650

As at December 31, 2004, the carrying amount of unlisted equity securities and unlisted debt securities, which were included in investment securities account, were ¥19,477 million ($186,901 thousand) and

¥2,700 million ($25,909 thousand), respectively.

For the nine months ended December 31, 2004, other-than-temporary impairments of securities with an aggregate market value of ¥0 million ($0 thousand) was charged to current income. Impairments are principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting losses are included in current income for the period.

6. Derivative financial instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on floating rate borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

The table below lists contract amounts, notional amounts and fair values of derivatives as at December 31, 2004 by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

	Millions of yen		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥6,705	¥6,593	¥112
Euro (purchased Japanese yen)	37,529	39,544	(2,015)
Sterling pound (purchased Japanese yen)	1,384	1,392	(8)
Australian dollar (purchased Japanese yen)	1,087	1,107	(20)
Thai baht (purchased U.S. dollar)	214	215	(1)
Japanese yen (purchased Euro)	1,009	1,015	(6)
U.S. dollar (purchased Euro)	363	363	0
Sterling pound (purchased Euro)	500	502	(2)
Polish zloty (purchased Euro)	200	207	(7)
Purchased -			
U.S. dollar (sold Japanese yen)	17	17	(0)
Euro (sold Japanese yen)	5	5	0
U.S. dollar (sold Korean won)	1,728	1,568	(160)
U.S. dollar (sold Taiwan dollar)	432	415	(17)
Total unrealized losses from forward exchange contracts			(¥2,124)

There were no interest rate swap transactions outstanding at December 31, 2004 other than derivatives eligible for hedge accounting.

Instruments	Thousands of U.S. dollars		
	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	$64,341	$63,266	$1,075
Euro (purchased Japanese yen)	360,129	379,465	(19,336)
Sterling pound (purchased Japanese yen)	13,281	13,358	(77)
Australian dollar (purchased Japanese yen)	10,431	10,623	(192)
Thai baht (purchased U.S. dollar)	2,053	2,063	(10)
Japanese yen (purchased Euro)	9,682	9,740	(58)
U.S. dollar (purchased Euro)	3,483	3,483	0
Sterling pound (purchased Euro)	4,798	4,817	(19)
Polish zloty (purchased Euro)	1,919	1,986	(67)
Purchased -			
U.S. dollar (sold Japanese yen)	163	163	(0)
Euro (sold Japanese yen)	48	48	0
U.S. dollar (sold Korean won)	16,582	15,047	(1,535)
U.S. dollar (sold Taiwan dollar)	4,145	3,982	(163)
Total unrealized losses from forward exchange contracts			($20,382)

There were no interest rate swap transactions outstanding at December 31, 2004 other than derivatives eligible for hedge accounting.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

7. Credit agreements:

For the nine months ended December 31, 2004, Epson entered into line of credit agreements with four banks for an aggregate maximum amount of ¥50,000 million ($479,800 thousand). As at December 31, 2004, there were unused credit lines of ¥50,000 million ($479,800 thousand) outstanding and available.

8. Net income per share:

Calculation of net income per share for the nine months ended December 31, 2004 was as follows:

	Millions of yen	Thousands of U.S. dollars
Net income attributable to common shares	¥59,953	$575,309
Weighted average number of common shares outstanding	196,364,154	
	Yen	U.S. dollars
Net income per share	¥305.32	$2.93

Epson had no dilutive potential common shares, such as convertible debt or warrants, outstanding for the nine months ended December 31, 2004.

9. Cash flow information:

Cash and cash equivalents at December 31, 2004 was composed of the following:

	Millions of yen	Thousands of U.S. dollars
Cash and deposits	¥239,568	$2,298,896
Less:		
Short-term bank loans (overdrafts)	(423)	(4,059)
Time deposits due over three months	(695)	(6,669)
Cash and cash equivalents	¥238,450	$2,288,168

10. Leases:

As described in Note 2 (15), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the nine months ended December 31, 2004 amounted to ¥5,781 million ($55,475 thousand).

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at December 31, 2004 would have been as follows:

	Millions of yen	Thousands of U.S. dollars
Acquisition cost:		
Machinery and equipment	¥80,877	$776,096
Furniture and fixtures	5,946	57,058
Intangible assets	898	8,617
	87,721	841,771
Less: accumulated depreciation	(37,070)	(355,724)
Net book value	¥50,651	$486,047

Amounts appearing in the table above include leased property that was transferred to Epson from SANYO Electric Co., Ltd. and its subsidiaries ("SANYO Group") in conjunction with the combination of their respective liquid crystal businesses.

The acquisition cost, less accumulated depreciation and net book value transferred from the SANYO Group as capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term at October 1, 2004, were as follows.

	Millions of yen	Thousands of U.S. dollars
Acquisition cost:		
Machinery and equipment	¥76,744	$736,436
Furniture and fixtures	1,196	11,477
	77,940	747,913
Less: accumulated depreciation	(28,498)	(273,467)
Net book value	¥49,442	$474,446

Depreciation expenses for these leased assets for the nine months ended December 31, 2004 would have been ¥5,277 million ($50,638 thousand), if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no remaining value.

Interest expense for these capital leases for the nine months ended December 31, 2004 would have been ¥524 million ($5,028 thousand).

Future lease payments for capital leases at December 31, 2004 was as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥16,023	$153,757
Due after one year	36,265	347,999
Total	¥52,288	$501,756

Future lease payments for non-cancelable operating leases as a lessee at December 31, 2004 was as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥3,005	$28,836
Due after one year	8,125	77,968
Total	¥11,130	$106,804

In addition, future lease receipts for non-cancelable operating leases as a lessor at December 31, 2004 was as follows:

Future lease receipts	Millions of yen	Thousands of U.S. dollars
Due within one year	¥325	$3,119
Due after one year	1,902	18,251
Total	¥2,227	$21,370

11. Commitments and contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at December 31, 2004 was ¥2,743 million ($26,322 thousand). Furthermore, the amount of discounted notes, which consisted of discounted letters of credit, at December 31, 2004 was ¥27 million ($259 thousand).

12. Segment information:

(1) Business segment information -

Epson is primarily engaged in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, large format inkjet printers, and related supplies, color image scanners, LCD projectors, HDTV LCD projection television, LCD monitors, label writers, mini-printers, printers for use in POS systems and personal computers.

Electronic devices segment, including small and medium-sized LCD modules, TFT LCD modules for LCD projectors, CMOS LSI, crystal units and crystal oscillators.

Precision products segment, including watches, watch movements, plastic corrective lenses, optical devices, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new business still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the nine months ended December 31, 2003 and 2004 and for the year ended March 31, 2004:

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2003	**2004**	2004	**2004**
Information-related equipment:				
Net sales:				
Customers	¥685,257	**¥711,567**	¥917,116	**$6,828,203**
Inter-segment	1,992	**2,412**	3,264	**23,145**
Total	687,249	**713,979**	920,380	**6,851,348**
Operating expenses	644,600	**662,522**	874,478	**6,357,566**
Operating income	¥42,649	**¥51,457**	¥45,902	**$493,782**
Electronic devices:				
Net sales:				
Customers	¥307,976	**¥336,627**	¥413,540	**$3,230,275**
Inter-segment	20,897	**22,058**	27,613	**211,669**
Total	328,873	**358,685**	441,153	**3,441,944**
Operating expenses	300,718	**307,965**	400,532	**2,955,234**
Operating income	¥28,155	**¥50,720**	¥40,621	**$486,710**
Precision products:				
Net sales:				
Customers	¥58,967	**¥60,846**	¥77,736	**$583,879**
Inter-segment	2,305	**3,462**	3,366	**33,221**
Total	61,272	**64,308**	81,102	**617,100**
Operating expenses	58,252	**61,222**	78,292	**587,487**
Operating income	¥3,020	**¥3,086**	¥2,810	**$29,613**
Other:				
Net sales:				
Customers	¥3,724	**¥4,108**	¥4,851	**$39,420**
Inter-segment	17,961	**21,384**	24,606	**205,201**
Total	21,685	**25,492**	29,457	**244,621**
Operating expenses	30,570	**34,380**	41,480	**329,911**
Operating loss	(¥8,885)	**(¥8,888)**	(¥12,023)	**($85,290)**
Eliminations and corporate:				
Net sales	(¥43,155)	**(¥49,316)**	(¥58,849)	**($473,236)**
Operating expenses	(43,229)	**(49,784)**	(58,940)	**(477,727)**
Operating income	¥74	**¥468**	¥91	**$4,491**
Consolidated:				
Net sales	¥1,055,924	**¥1,113,148**	¥1,413,243	**$10,681,777**
Operating expenses	990,911	**1,016,305**	1,335,842	**9,752,471**
Operating income	¥65,013	**¥96,843**	¥77,401	**$929,306**

The table below summarizes the business segment information of Epson for the three months ended December 31, 2003 and 2004:

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2003	2004	2004
Information-related equipment:			
Net sales:			
Customers	¥264,120	¥278,587	$2,673,323
Inter-segment	680	838	8,042
Total	264,800	279,425	2,681,365
Operating expenses	250,351	258,939	2,484,781
Operating income	¥14,449	¥20,486	$196,584
Electronic devices:			
Net sales:			
Customers	¥110,718	¥130,430	$1,251,607
Inter-segment	7,803	7,527	72,229
Total	118,521	137,957	1,323,836
Operating expenses	99,807	124,412	1,193,858
Operating income	¥18,714	¥13,545	$129,978
Precision products:			
Net sales:			
Customers	¥21,876	¥19,341	$185,596
Inter-segment	815	1,154	11,074
Total	22,691	20,495	196,670
Operating expenses	21,096	20,161	193,465
Operating income	¥1,595	¥334	$3,205
Other:			
Net sales:			
Customers	¥1,356	¥1,316	$12,629
Inter-segment	6,539	6,241	59,888
Total	7,895	7,557	72,517
Operating expenses	10,653	11,317	108,598
Operating loss	(¥2,758)	(¥3,760)	($36,081)
Eliminations and corporate:			
Net sales	(¥15,837)	(¥15,760)	($151,233)
Operating expenses	(15,735)	(16,132)	(154,803)
Operating income (loss)	(¥102)	¥372	$3,570
Consolidated:			
Net sales	¥398,070	¥429,674	$4,123,155
Operating expenses	366,172	398,697	3,825,899
Operating income	¥31,898	¥30,977	$297,256

(2) Geographic segment information -

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the nine months ended December 31, 2003 and 2004 and for the year ended March 31, 2004:

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2003	**2004**	2004	**2004**
Japan:				
Net sales:				
Customers	¥520,211	**¥512,393**	¥686,553	**$4,916,927**
Inter-segment	369,624	**433,137**	491,089	**4,156,387**
Total	889,835	**945,530**	1,177,642	**9,073,314**
Operating expenses	856,479	**884,336**	1,141,043	**8,486,096**
Operating income	¥33,356	**¥61,194**	¥36,599	**$587,218**
The Americas:				
Net sales:				
Customers	¥166,593	**¥185,774**	¥224,683	**$1,782,689**
Inter-segment	32,251	**34,915**	42,320	**335,044**
Total	198,844	**220,689**	267,003	**2,117,733**
Operating expenses	191,825	**208,951**	255,937	**2,005,095**
Operating income	¥7,019	**¥11,738**	¥11,066	**$112,638**
Europe:				
Net sales:				
Customers	¥213,510	**¥246,994**	¥297,772	**$2,370,156**
Inter-segment	2,041	**2,031**	2,497	**19,490**
Total	215,551	**249,025**	300,269	**2,389,646**
Operating expenses	208,253	**241,671**	290,719	**2,319,077**
Operating income	¥7,298	**¥7,354**	¥9,550	**$70,569**
Asia/Oceania:				
Net sales:				
Customers	¥155,610	**¥167,987**	¥204,235	**$1,612,005**
Inter-segment	369,744	**381,015**	478,878	**3,656,223**
Total	525,354	**549,002**	683,113	**5,268,228**
Operating expenses	506,592	**527,870**	664,517	**5,065,445**
Operating income	¥18,762	**¥21,132**	¥18,596	**$202,783**
Eliminations and corporate:				
Net sales	(¥773,660)	**(¥851,098)**	(¥1,014,784)	**($8,167,144)**
Operating expenses	(772,238)	**(846,523)**	(1,016,374)	**(8,123,242)**
Operating income (loss)	(¥1,422)	**(¥4,575)**	¥1,590	**($43,902)**
Consolidated:				
Net sales	¥1,055,924	**¥1,113,148**	¥1,413,243	**$10,681,777**
Operating expenses	990,911	**1,016,305**	1,335,842	**9,752,471**
Operating income	¥65,013	**¥96,843**	¥77,401	**$929,306**

The table below summarizes the geographic segment information of Epson for the three months ended December 31, 2003 and 2004:

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2003	**2004**	**2004**
Japan:			
Net sales:			
Customers	¥195,772	**¥214,078**	**$2,054,294**
Inter-segment	133,714	**136,887**	**1,313,569**
Total	329,486	**350,965**	**3,367,863**
Operating expenses	314,262	**332,784**	**3,193,398**
Operating income	¥15,224	**¥18,181**	**$174,465**
The Americas:			
Net sales:			
Customers	¥58,825	**¥66,762**	**$640,649**
Inter-segment	11,645	**12,531**	**120,247**
Total	70,470	**79,293**	**760,896**
Operating expenses	66,651	**76,130**	**730,544**
Operating income	¥3,819	**¥3,163**	**$30,352**
Europe:			
Net sales:			
Customers	¥88,581	**¥93,923**	**$901,286**
Inter-segment	484	**899**	**8,627**
Total	89,065	**94,822**	**909,913**
Operating expenses	83,536	**92,792**	**890,433**
Operating income	¥5,529	**¥2,030**	**$19,480**
Asia/Oceania:			
Net sales:			
Customers	¥54,892	**¥54,911**	**$526,926**
Inter-segment	143,717	**128,518**	**1,233,260**
Total	198,609	**183,429**	**1,760,186**
Operating expenses	189,810	**177,331**	**1,701,670**
Operating income	¥8,799	**¥6,098**	**$58,516**
Eliminations and corporate:			
Net sales	(¥289,560)	**(¥278,835)**	**($2,675,703)**
Operating expenses	(288,087)	**(280,340)**	**(2,690,146)**
Operating income (loss)	(¥1,473)	**¥1,505**	**$14,443**
Consolidated:			
Net sales	¥398,070	**¥429,674**	**$4,123,155**
Operating expenses	366,172	**398,697**	**3,825,899**
Operating income	¥31,898	**¥30,977**	**$297,256**

(3) Sales to overseas customers -

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the nine months ended December 31, 2003 and 2004 and for the year ended March 31, 2004:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2003	**2004**	2004	**2004**
Overseas sales:				
The Americas	¥175,856	**¥206,672**	¥235,116	**$1,983,226**
Europe	267,004	**290,122**	363,424	**2,784,013**
Asia/Oceania	239,824	**226,988**	310,806	**2,178,179**
Total	682,684	**723,782**	909,346	**6,945,418**
Consolidated net sales	¥1,055,924	**¥1,113,148**	¥1,413,243	**$10,681,777**
Percentage:				
The Americas	16.7%	**18.6%**	16.6%	
Europe	25.3	**26.0**	25.7	
Asia/Oceania	22.7	**20.4**	22.0	
Total	64.7%	**65.0%**	64.3%	

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended December 31, 2003 and 2004:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2003	**2004**	**2004**
Overseas sales:			
The Americas	¥61,125	**¥83,723**	**$803,407**
Europe	102,350	**110,343**	**1,058,852**
Asia/Oceania	86,105	**73,791**	**708,099**
Total	249,580	**267,857**	**2,570,358**
Consolidated net sales	¥398,070	**¥429,674**	**$4,123,155**
Percentage:			
The Americas	15.4%	**19.5%**	
Europe	25.7	**25.7**	
Asia/Oceania	21.6	**17.1**	
Total	62.7%	**62.3%**	

January 27, 2005 Supplementary Information
Consolidated Nine months ended December 31, 2004

Supplementary Information

Consolidated Nine months ended December 31, 2004

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1． Sales by division

(Unit: billion yen)

	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Increase %	Forecast for the year ended March 31, 2005
Information-related equipment	687.2	714.0	3.9%	976.0
Imaging & information	552.1	625.3	13.2%	841.0
Visual instruments	62.3	63.8	2.4%	98.0
System device & PC	83.3	-	- %	-
Other	-	35.1	- %	49.0
Intra-segment sales	(10.5)	(10.2)	- %	(12.0)
Electronic devices	328.9	358.7	9.1%	500.0
Display	225.5	225.2	(0.1%)	340.0
Semiconductor	111.4	114.7	2.9%	137.0
Quartz device	31.1	38.0	22.4%	50.0
Other	2.3	1.6	(28.8%)	2.0
Intra-segment sales	(41.4)	(20.8)	- %	(29.0)
Precision products	61.3	64.3	5.0%	86.0
Other	21.7	25.5	17.6%	32.0
Inter-segment sales	(43.2)	(49.4)	- %	(62.0)
Consolidated sales	1,055.9	1,113.1	5.4%	1,532.0

(Note) Divisional category of information-related equipment segment is changed to "Imaging & information", "Visual instruments" and "Other" from the nine months ended December 31, 2004 and the year ended March 31, 2005.

(Note) The divisional category of information-related equipment segment was "Imaging & information", "Visual instruments" and "System device & PC" before the fiscal year beginning on April 1, 2004. System device division was united to Imaging & information division in the year ended March 31, 2004. The divisional category of information-related equipment segment was changed to "Imaging & information", "Visual instruments" and "Other" from the nine months ended December 31, 2004 and the year ended March 31, 2005.

As a result of it, net sales increased by ¥48.3 billion in Imaging & information for the nine months ended December 31, 2004, as compared with the amount of Imaging & information which was reported in the nine months ended December 31, 2003, and decreased by ¥48.3 billion in Other for the nine months ended December 31, 2004, as compared with the amount of System device & PC which was reported in the nine months ended December 31, 2003.

Net sales will increase by ¥62.5 billion in Imaging & information for the year ended March 31, 2005, as compared with the amount of Imaging & information which was reported in the year ended March 31, 2004, and will decrease by ¥62.5 billion in Other for the year ended March 31, 2005, as compared with the amount of System device & PC which was reported in the year ended March 31, 2004.

The table below summarizes the sales by division of Epson for the nine months ended December 31, 2003 and 2004 and for the year ended March 31, 2005. The sales by division for the nine months ended December 31, 2003 was categorized as if the new divisional classification had been applied retroactively.

(Unit: billion yen)

	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Increase %	Forecast for the year ended March 31, 2005	Increase compared to year ended March 31, 2004 %
Information-related equipment	687.2	714.0	3.9%	976.0	6.0%
Imaging & information	596.7	625.3	4.8%	841.0	6.1%
Visual instruments	62.2	63.8	2.4%	98.0	12.2%
Other	38.8	35.1	(9.4%)	49.0	(9.4%)
Intra-segment sales	(10.5)	(10.2)	- %	(12.0)	- %
Electronic devices	328.9	358.7	9.1%	500.0	13.3%
Display	225.5	225.2	(0.1%)	340.0	13.9%
Semiconductor	111.4	114.7	2.9%	137.0	(6.4%)
Quartz device	31.1	38.0	22.4%	50.0	15.7%
Other	2.3	1.6	(28.8%)	2.0	(31.0%)
Intra-segment sales	(41.4)	(20.8)	- %	(29.0)	- %
Precision products	61.3	64.3	5.0%	86.0	6.0%
Other	21.7	25.5	17.6%	32.0	8.6%
Inter-segment sales	(43.2)	(49.4)	- %	(62.0)	- %
Consolidated sales	1,055.9	1,113.1	5.4%	1,532.0	8.4%

2. Business segment information

(Unit: billion yen)

	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Increase %	Forecast for the year ended March 31, 2005	Increase compared to year ended March 31, 2004 %
Information-related equipment					
Net sales					
Customers	685.2	711.6	3.8%	974.0	6.2%
Inter-segment	2.0	2.4	21.1%	2.0	(38.7%)
Total	687.2	714.0	3.9%	976.0	6.0%
Operating expenses	644.6	662.5	2.8%	899.0	2.8%
Operating income	42.6	51.5	20.7%	77.0	67.7%
Electronic devices					
Net sales					
Customers	308.0	336.6	9.3%	472.0	14.1%
Inter-segment	20.9	22.1	5.6%	28.0	1.4%
Total	328.9	358.7	9.1%	500.0	13.3%
Operating expenses	300.7	308.0	2.4%	452.0	12.8%
Operating income	28.2	50.7	80.1%	48.0	18.2%
Precision products					
Net sales					
Customers	59.0	60.8	3.2%	81.0	4.2%
Inter-segment	2.3	3.5	50.2%	5.0	48.5%
Total	61.3	64.3	5.0%	86.0	6.0%
Operating expenses	58.3	61.2	5.1%	81.0	3.5%
Operating income	3.0	3.1	2.2%	5.0	77.9%
Other					
Net sales					
Customers	3.7	4.1	10.3%	5.0	3.1%
Inter-segment	17.9	21.4	19.1%	27.0	9.7%
Total	21.6	25.5	17.6%	32.0	8.6%
Operating expenses	30.5	34.4	12.5%	45.0	8.5%
Operating loss	(8.9)	(8.9)	-%	(13.0)	-%
Elimination and corporate					
Net sales	(43.1)	(49.4)	-%	(62.0)	-%
Operating expenses	(43.2)	(49.8)	-%	(62.0)	-%
Operating income	0.1	0.4	531.6%	0.0	-%
Consolidated					
Net sales	1,055.9	1,113.1	5.4%	1,532.0	8.4%
Operating expenses	990.9	1,016.3	2.6%	1,415.0	5.9%
Operating income	65.0	96.8	49.0%	117.0	51.2%

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Increase %	Forecast for the year ended March 31, 2005	Increase compared to year ended March 31, 2004 %
Capital expenditure	40.4	112.6	178.9%	166.6	142.2%
Information-related equipment	24.0	21.4	(10.6%)	33.6	1.8%
Electronic devices	10.2	80.3	686.5%	110.4	418.2%
Precision products	1.6	3.2	92.9%	5.2	30.3%
Other	4.6	7.7	69.3%	17.4	65.8%
Depreciation and amortization	81.4	75.7	(7.0%)	109.7	(0.6%)

4. Research and development

(Unit: billion yen)

	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Increase %	Forecast for the year ended March 31, 2005	Increase compared to year ended March 31, 2004 %
Research and Development	66.1	63.9	(3.4%)	92.7	2.5%
R&D / sales ratio	6.3%	5.7%		6.1%	

5. Management indices

(Unit: %)

	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Increase Point	Forecast for the year ended March 31, 2005	Increase compared to year ended March 31, 2004 Point
Return on equity (ROE)	9.7%	13.5%	3.8	14.6%	3.7
Return on assets (ROA)	4.7%	6.8%	2.1	8.7%	3.3
Return on sales (ROS)	5.5%	7.7%	2.2	7.0%	2.4

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity

2. ROA=Income before income taxes and minority interest / Beginning and ending balance average total assets

3. ROS=Income before income taxes and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Nine months ended December 31, 2003	Nine months ended December 31, 2004	Increase
Foreign exchange effect	(4.1)	(14.3)	(10.2)
U.S. dollars	(12.4)	(11.8)	0.6
Euro	16.0	4.6	(11.4)
Other	(7.7)	(7.1)	0.6
Exchange rate			
Yen / U.S. dollars	115.01	108.56	
Yen / Euro	132.12	134.60	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	December 31, 2003	March 31, 2004	December 31, 2004	Increase compared to March 31, 2004
Inventory	168.2	155.9	202.6	46.7
Information-related equipment	102.8	96.9	119.8	22.9
Electronic devices	52.4	45.7	67.9	22.2
Precision products	12.0	12.1	13.6	1.5
Other / Corporate	1.0	1.2	1.3	0.1
				(Unit: days)
Turnover by days	44	40	50	10
Information-related equipment	41	39	46	7
Electronic devices	44	38	52	14
Precision products	54	55	58	3
Other / Corporate	16	15	14	(1)

Note: Turnover by days=Ending balance of inventory / Prior 9 months sales per day

8. Employees

(Unit: person)

	December 31, 2003	March 31, 2004	December 31, 2004	Increase compared to March 31, 2004
Number of employees at period end	92,070	84,899	86,415	1,516
Domestic	21,100	21,044	22,893	1,849
Overseas	70,970	63,855	63,522	(333)

January 27, 2005	Third-Quarter Financial Results Fiscal Year 2004 (ending March 2005)

Third-Quarter Financial Results
Fiscal Year 2004
(ending March 2005)

January 27, 2005

SEIKO EPSON CORPORATION

Disclaimer

When reviewing this information please note that the information was created as of the date of the information, should be considered in the context of the circumstances prevailing at that time and is only correct as of that date. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, exchange rate fluctuations and our ability to continue to timely introduce new products and services.

This report is a simple translation of the Japanese version of third quarter result explanatory presentation prepared in Japanese. No reclassification nor rearrangement has been made.

Numerical values: Any portion of an amount less than the unit stated is disregarded.
Percentages: Rounded off to one decimal place.


EPSON

1 FY2004 3Q Financial Results

2 FY 2004 Business Outlook

EPSON

Financial Highlights for the First Nine Months

▶Versus the year-ago period

(Billion yen)		FY2003		FY2004		Increase/decrease	
		Actual	%/sales	Actual	%/sales	Amount	% change
Net sales		1,055.9	-	1,113.1	-	+57.2	+5.4%
Operating income		65.0	6.2%	96.8	8.7%	+31.8	+49.0%
Ordinary income		63.5	6.0%	91.6	8.2%	+28.0	+44.2%
Net income Before income taxes		57.9	5.5%	85.7	7.7%	+27.8	+48.0%
Net income		33.7	3.2%	59.9	5.4%	+26.2	+77.7%
EPS		185.04 yen	184.84 yen	305.32 yen			
Exchange rate	USD	115.01 yen	Amount after adjustment of potential stocks	108.56 yen			
	EUR	132.12 yen		134.60 yen			

EPSON

Financial Highlights for the First Nine Months

▶Net sales by business segment



(Billion yen)
1,055.9
1,113.1
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
-100
21.6
61.2
328.8
687.2
-43.1
25.4
64.3
358.6
713.9
-49.3
FY2003
Actual
FY2004
Actual
Consolidated total
Versus the year-ago period +57.2
Others
Versus the year-ago period +3.8
Precision instruments
Versus the year-ago period +3.0
Electronic devices
Versus the year-ago period +29.8
Information-related equipment
Versus the year-ago period +26.7
Eliminations
EPSON

Financial Highlights for the First Nine Months

▶Operating income by business segment



(Billion yen)
65.0
96.8
110
100
90
80
70
60
50
40
30
20
10
0
-10
3.0
28.1
42.6
-8.8
0.4
3.0
50.7
51.4
-8.8
FY2003
Actual
FY2004
Actual
Consolidated total
Versus the year-ago period +31.8
Eliminations
Precision instruments
Versus the year-ago period +0
Electronic devices
Versus the year-ago period +22.5
Information-related equipment
Versus the year-ago period +8.8
Other
Versus the year-ago period -0

EPSON

3Q Financial Highlights

▶ Versus the year-ago period

(Billion yen)	FY2003		FY2004		Increase/decrease	
	3Q Actual	%/sales	3Q Actual	%/sales	Amount	% change
Net Sales	398.0	-	429.6	-	+31.6	+7.9%
Operating Income	31.8	8.0%	30.9	7.2%	-0.9	-2.9%
Ordinary Income	31.4	7.9%	27.9	6.5%	-3.5	-11.2%
Net Income Before income taxes	29.1	7.3%	26.1	6.1%	-2.9	-10.2%
Net Income	17.1	4.3%	20.4	4.8%	+3.3	+19.3%

Exchange rate		FY2003	FY2004
	USD	108.92 yen	105.95 yen
	EUR	129.43 yen	137.16 yen

EPSON

Quarterly Sales

▶ By business segment


(Billion yen)
398.0
357.3
332.9
350.5
429.6
450
400
350
300
250
200
150
100
50
0
-50
7.8
22.6
118.5
264.8
-15.8
7.7
19.8
112.2
233.1
-15.6
9.6
20.9
107.0
212.4
-17.2
8.2
22.8
113.6
222.0
-16.3
7.5
20.4
137.9
279.4
-15.7
2003/3Q
2003/4Q
2004/1Q
2004/2Q
2004/3Q
Other
Versus the year-ago period -0.3
Precision instruments
Versus the year-ago period -2.1
Electronic devices
Versus the year-ago period +19.4
Information-related equipment
Versus the year-ago period +14.6
Eliminations

EPSON

Quarterly Sales Comparison
▶Information-related equipment



(Billion yen)
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
-20
264.8
11.9
23.5
233.0
-3.6
279.4
11.1
24.3
247.3
-3.4
2003/3Q
2004/3Q

PC and others
Versus the year-ago period -0.7

Visual instruments
Versus the year-ago period +0.8

%/sales	'03/3Q	'04/3Q
PRJ	78 %	71%
PTV	3%	3%
Others	19%	26%

Imaging and information products
Versus the year-ago period +14.3

%/sales	'03/3Q	'04/3Q
IJP	68%	70%
LP	12%	12%
BS	14%	13%
SCN others	6%	5%

Eliminations

- Front PRJ sales declined on lower prices, despite higher home PRJ volume.
- Overall, sales grew on higher AU orders.

- IJP: Sales grew on all-in-one & consumables volume. SFP volume declined.
- LP: Sales grew on higher consumables volume.
- BS: Sales declined on lower special demand for SIDM.
- SCN: Sales declined on lower demand.

* IJP: Inkjet printer
SFP: Single-function printer
LP: Laser printer
BS: Business system
SIDM: Serial Impact Dot Matrix Printer
SCN: Scanner
PRJ: Projector
PTV: Projection TV
AU: Amusement unit

EPSON

Quarterly Sales Comparison
▶Electronic devices



(Billion yen)
160
140
120
100
80
60
40
20
0
-20
118.5
137.9
11.3
40.4
80.8
-14.1
11.8
42.8
88.6
-5.4
2003/3Q
2004/3Q

Quartz devices
Versus the year-ago period +0.5

- Up on higher crystal unit & oscillator volume for mobile.

Semiconductors
Versus the year-ago period +2.4

- LCD-Dr: Focused on active displays.
- S-LSI: Up on higher MGE adoption rates.

%/sales	'03/3Q	'04/3Q
LCD-Dr.	- %	35%
S-LSI	- %	35%
Others	- %	30%

Displays
Versus the year-ago period +7.7

- Started a-TFT & LTPS operations in 3Q.
- C-STN, D-TFD: Down sharply due to falling prices caused by intensified competition.
- HTPS: Volume increased, but sales down slightly due to lower prices for smaller panels.

%/sales	'03/3Q	'04/3Q
M-STN	4%	0%
C-STN	31%	22%
D-TFD	46%	32%
a-TFT	-%	20%
LTPS	-%	9%
HTPS	19%	17%

* M-STN: Monochrome STN
C-STN: Color STN
D-TFD: Digital thin film diode
a-TFT: Amorphous silicon TFT
LTPS: Low-temperature polysilicon TFT
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver
S-LSI: System LSI
PRJ: Projector
PTV: Projection TV

EPSON

Quarterly Selling, General and Administrative Expenses


(Billion yen)
100
80
60
40
20
0
85.3
84.1
69.3
75.0
89.0
21.5%
23.5%
20.8%
21.4%
20.7%
(%/sales)
45.3
9.8
9.9
20.2
46.1
8.7
8.3
20.8
38.1
5.9
5.7
19.4
42.6
5.8
7.1
19.3
46.4
11.7
9.9
20.8
2003/3Q
2003/4Q
2004/1Q
2004/2Q
2004/3Q
Other
Versus the year-ago period +1.1
Advertising expenses
Versus the year-ago period +1.8
Sales promotion expenses
Versus the year-ago period 0
Salaries & wages
Versus the year-ago period +0.6

EPSON

Quarterly Operating Income

▶By business segment



(Billion yen)
25
20
15
10
5
0
-5
31.8
12.3
32.7
33.1
30.9
14.4
18.7
1.5
-2.7
3.2
12.4
-0.2
-3.1
14.9
19.1
1.1
-2.4
16.0
18.0
1.6
-2.6
20.4
13.5
0.3
-3.7
2003/3Q
2003/4Q
2004/1Q
2004/2Q
2004/3Q
Information -related equipment
Versus the year-ago period +6.0
Electronic devices
Versus the year-ago period -5.1
Precision instruments
Versus the year-ago period -1.2
Other
Versus the year-ago period -1.0

EPSON

Operating Income Fluctuation Cause Analysis



(Billion yen)
31.8
+4.1
Impact of Exchange rate fluctuations
-0.8
Change in sales volume
Price fluctuations
-20.4
+20.4
Cost fluctuations
S.G.A. expenses
-2.9
-1.4
Others
30.9
Income decreased by 0.9 billion yen
0
Operating Income
2003/3Q
Operating Income
2004/3Q

EPSON

Statistics of Balance Sheet Items


Total Assets
1,500
1,000
500
0
1,274.3
1,241.6
1,197.6
1,207.0
1,331.2
End of March 2001
End of March 2002
End of March 2003
End of March 2004
End of December 2004
(Billion yen)
Inventories
300
200
100
0
211.6
173.0
167.4
155.8
202.5
End of March 2001
End of March 2002
End of March 2003
End of March 2004
End of December 2004
(Billion yen)

EPSON

Statistics of Balance Sheet Items



Interest-bearing liabilities & ratio of interest-bearing liabilities
800
400
0
(Billion yen)
38.7%
48.6%
51.0%
37.9%
30.8%
492.9
603.3
610.9
457.5
409.9
End of March 2001
End of March 2002
End of March 2003
End of March 2004
End of December 2004
Shareholders' equity & equity ratio
600
400
200
0
(Billion yen)
22.8%
22.6%
23.5%
34.3%
35.5%
290.7
280.3
281.3
414.3
473.1
End of March 2001
End of March 2002
End of March 2003
End of March 2004
End of December 2004

EPSON

1 FY2004 3Q Financial Results

2 FY2004 Business Outlook

FY2004 Business Outlook

▶Year-on-year comparison

(Billion yen)	FY2003		FY2004		Increase/decrease	
	Actual	%/sales	Current outlook	%/sales	Amount	% change
Net Sales	1,413.2	-	1,532.0	-	+118.7	+8.4%
Operating Income	77.4	5.5%	117.0	7.6%	+39.5	+51.2%
Ordinary Income	73.6	5.2%	113.0	7.4%	+39.3	+53.3%
Net Income Before income taxes	65.0	4.6%	108.0	7.0%	+42.9	+66.0%
Net Income	38.0	2.7%	65.0	4.2%	+26.9	+70.9%
EPS	204.70 yen		331.02 yen			
Exchange rate USD	113.07 yen		108 yen			
Exchange rate EUR	132.61 yen		134 yen			

EPSON

FY2004 Business Outlook

▶Sales outlook by business segment



(Billion yen)
1,413.2
1,532.0
1,532.0
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
29.4
81.1
441.1
920.3
-58.8
32.0
86.0
500.0
976.0
-62.0
32.0
86.0
500.0
976.0
-62.0
FY2003 Actual
FY2004 October outlook
FY2004 Current outlook
Consolidated total
Year-on year +118.7
Vs. Oct. outlook —
1H: 683.4
2H: 848.6
Other
Year-on year +2.5
Vs. Oct. outlook —
1H: 17.9
2H: 14.1
Precision instruments
Year-on year +4.8
Vs. Oct. outlook —
1H: 43.8
2H: 42.2
Electronic devices
Year-on year +58.8
Vs. Oct. outlook —
1H: 220.7
2H: 279.3
Information-related equipment
Year-on year +55.6
Vs. Oct. outlook —
1H: 434.5
2H: 541.5
Eliminations
1H: -33.5
2H: -28.5

EPSON

FY2004 Business Outlook

▶Operating income by business segment



(Billion yen)
77.4
117.0
117.0
140
120
100
80
60
40
20
0
-20
2.8
40.6
45.9
-12.0
5.0
48.0
77.0
-13.0
5.0
48.0
77.0
-13.0
FY2003 Actual
FY2004 October outlook
FY2004 Current outlook
Consolidated total
Year-on year +39.5
Vs. Oct. outlook —
1H: 65.8
2H: 51.2
Precision instruments
Year-on year +2.1
Vs. Oct. outlook —
1H: 2.7
2H: 2.3
Electronic devices
Year-on year +7.3
Vs. Oct. outlook —
1H: 37.1
2H: 10.9
Information-related equipment
Year-on year +31.0
Vs. Oct. outlook —
1H: 30.9
2H: 46.1
Other
Year-on year -0.9
Vs. Oct. outlook —
1H: -5.1
2H: -7.9

EPSON

Fourth Quarter Sales Comparison
▶ by business segment



(Billion yen)
357.3
418.9
400
350
300
250
200
150
100
50
0
-50
7.7
19.8
112.2
233.1
-15.6
6.5
21.7
141.4
262.1
-12.6
FY2003
4Q Actual
FY2004
4Q Outlook
Consolidated total
Versus the year-ago period +61.5
Other
Versus the year-ago period -1.2
Precision instruments
Versus the year-ago period +1.8
Electronic devices
Versus the year-ago period +29.1
Information-related equipment
Versus the year-ago period +28.9
Eliminations
EPSON

4Q Sales Outlook

▶Information-related equipment segment



(Billion yen)
233.1
262.1
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
-20
15.3
25.0
195.9
3.2
14.5
34.3
215.8
2.5
FY2003
4Q Acutual
FY2004
4Q Outlook
PC, other
Versus the year-ago period -0.8
Visual instruments
Versus the year-ago period +9.2
Imaging and information products
Versus the year-ago period +19.8
Eliminations

(* The information-related equipment segment was formerly comprised three separate business units :
(1) imaging and information products, (2) visual instruments, and (3) system devices / PCs.
However, the system device business has been merged into the imaging and information products business. Reflecting this organizational change, from FY2004 the information-related equipment segment is being re-divided into (1) imaging and information products, (2) visual instruments, and (3) Other.
FY2003 figures were updated in line with this organizational change

EPSON

4Q Sales Outlook by Business

▶Imaging & information products business



(Billion yen)
195.9
215.8
220
200
180
160
140
120
100
80
60
40
20
0
7%
16%
15%
62%
4%
14%
19%
63%
4Q Actual
FY2003
4Q Outlook
FY2004
Scanners, other
Business systems
Laser printers
Inkjet printers
POS Terminal Module
TMT90W221
Color Laser Printer
LP-V500
(Japanese model)
All Photo Colorio
PM-A900
(Japanese model)
PictureMate

Business systems

- Expand sales of miniprinters for business

Laser printers

- Capture fiscal year-end demand
- Expand consumables demand by growing install base

Inkjet printers

- Sustain strength
- Grow consumables sales based on "Epson = Photo" strategy

* "Business systems" includes the former SIDM and system device businesses, FY2003 results are adjusted.

EPSON

4Q Sales Outlook by Business

▶Visual instruments business


(Billion yen)
35
30
25
20
15
10
5
0
25.0
30%
3%
67%
FY2003
4Q Actual
34.3
18%
11%
71%
FY2004
4Q Outlook
Other
Projection TVs
➢ Raise user awareness
Projectors
➢ Expand home-projector sales
➢ Capture fiscal year-end demand for business projectors
Projection TV
LIVINGSTATION
Mobile projector
EMP-732
Home Projector
EMP-TW200H

EPSON



4Q Sales Outlook
▶Electronic device segment



(Billion yen)

	FY2003 4Q Actual	FY2004 4Q Outlook
Total	112.2	141.4
Quartz Devices	12.1	12.1
Semiconductors	34.9	22.5
Displays	73.0	114.9
Eliminations	-7.8	-8.1

Quartz Devices
Versus the year-ago period —

Semiconductors
Versus the year-ago period -12.4

Displays
Versus the year-ago period +41.8

Eliminations

EPSON



4Q Sales Outlook
▶Display businesses

(Billion yen)

	FY2003 4Q Actual	FY2004 4Q Outlook
Total	73.0	114.9
LTPS-TFT		10%
a-TFT	5%	24%
M-STN		1%
Color STN	27%	9%
D-TFD	44%	38%
HTPS-TFT	24%	18%

Sanyo Epson Imaging Devices Corp. Business Fields

LTPS-TFT, a-TFT, M-STN, Color STN, D-TFD

- Continued price slide for large displays
- Regular 3Q-4Q production adjustments for mobile
- Active panel volume up & STN panel volume down vs. 4Q of FY2003
- Competition to drive prices down farther

HTPS-TFT

3LCD

3LCD Group—Epson, Fujitsu, Hitachi, Panasonic, Sanyo, and Sony—to highlight benefits of three-panel LCD technology

EPSON

4Q Operating Income Outlook
▶ by business segment



(Billion yen)
12.3
20.2
30
25
20
15
10
5
0
-5
-10
12.4
3.2
0.2
-3.1
2.0
25.6
-2.7
-4.1
FY2003
4Q Actual
FY2004
4Q Outlook
Consolidated total
Versus the year-ago period +7.8
Precision instruments
Versus the year-ago period +2.2
Information-related equipment
Versus the year-ago period +22.3
Electronic devices
Versus the year-ago period -15.1
Other
Versus the year-ago period -0.9
EPSON

Outlook for Capital Expenditures and Depreciation & Amortization Expenses



Capital expenditures
300
200
100
0
231.6
162.8
74.4
68.7
166.6
End of March 2001
End of March 2002
End of March 2003
End of March 2004
End of March 2005 Outlook
(Billion yen)
Depreciation and amortization expenses
200
100
0
95.1
129.1
125.8
110.3
109.7
End of March 2001
End of March 2002
End of March 2003
End of March 2004
End of March 2005 Outlook
(Billion yen)

EPSON

Free Cash Flows Outlook


(Billion yen)
200
100
0
-100
-200
-300
99.5
-70.8
-170.4
151.2
-127.0
-278.3
159.5
51.5
-107.9
182.6
117.3
-65.3
187.7
68.0
-119.7
Cash flow form investment activities
Cash flows from operation activities
Free Cash flow
FY2000
FY2001
FY2002
FY2003
FY2004Outlook

EPSON

Main Management Metrics


ROA:bOrdinary income/Total assets (avg.balance)
ROS:Ordinary income / Net sales
ROE: Net income/Shareholders' equity (avg.balance)
20.0
15.0
10.0
5.0
0.0
-5.0
-10.0
(%)
14.0
8.3
6.9
1.5
1.5
-6.5
4.5
3.4
3.2
10.9
6.1
5.2
14.6
9.1
7.4
FY2000
FY2001
FY2002
FY2003
FY2004 Outlook

EPSON

EPSON

(1) December 15, 2004 Announcement of Partial Correction to Consolidated Results for Year Ended March 31, 2004

News Release

Announcement of Partial Correction to Consolidated Results for Year Ended March 31, 2004

- TOKYO, December 15, 2004 -

Seiko Epson Corporation ("Epson") today announced partial correction to the consolidated results for the year ended March 31, 2004, announced on April 27, 2004. Details of the correction are as follows:

Correction of "18. Related party transactions" on page 39-40. Corrected points are bolded and underlined.

Before Correction

18. Related party transactions:
Relatives of Mr. Hideaki Yasukawa, Chairman, Representative Director of the Company, own 53.7% of the outstanding shares of Athlete FA Corporation ("Athlete"). The Company has purchased machinery from Athlete.

The Company has entered into real estate lease agreements and certain other agreements with K.K. Sunritz ("Sunritz") in which Mr. Yasuo Hattori, a Vice Chairman, Director of the Company, and their relatives **owned a majority equity interest**. The Company has also purchased land and buildings from Sunritz.

Mr. Yasuo Hattori is a representative director of Aoyama Kigyo K.K. ("Aoyama"). Aoyama owns 10.3% of the outstanding shares of the Company. Mr. Yasuo Hattori and their relatives own 26.7% and **55.8**% of the outstanding shares of Aoyama, respectively. The Company has entered into lease agreements and certain other agreements with Aoyama effective from March 1, 2003.

Mr. Koichi Murano, a Statutory Auditor of the Company until June 26, 2001, is also a representative director of Seiko Corporation. Until June 26, 2001, Seiko Corporation was regarded as a related party of the Company. The Company sells its products, mainly watches, and pays certain expenses to Seiko Corporation under terms and conditions stipulated in sales agreements. The Company and Seiko Corporation have also entered into other various types of agreements. All the transactions and balances stated in the table below are up to June 30, 2001.

The Company's management believes that all transactions with related parties as described in the preceding paragraphs and in the table below were in accordance with terms and conditions decided on a market-determined basis.

Transactions with these related parties for the years ended March 31, 2004, 2003 and 2002, and related balances at March 31, 2004 and 2003, were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2003	2002	2004
Transactions:				
With Athlete FA Corporation -				
Purchase of machinery	**¥187**	**¥34**	**¥37**	**$1,769**
With Sunritz -				
Rental expenses for real estates	120	124	127	1,135
Purchase of land and buildings	-	-	17	-
With Aoyama -				
Rental expense for building	3	1	-	28
With Seiko Corporation for the three-month period ended June 30, 2001 -				
Sales of products, mainly watches	-	-	3,857	-
Payments of expenses	-	-	55	-
With other related companies -				
Other incomes	59	11	17	558
Other expenses	18	9	15	170

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2004	2003	2004
Balances:			
With Athlete FA Corporation -			
Other payable	**¥103**	**¥33**	**$975**
With Sunritz -			
Other investments	2	2	19
With Aoyama at March 31, 2003 -			
Other current assets	-	1	-
Other investments	-	38	-
With other related companies -			
Other current assets	4	4	38
Payables	1	-	9

After Correction

18. Related party transactions:
The Company has entered into real estate lease agreements and certain other agreements with K.K. Sunritz ("Sunritz") in which Mr. Yasuo Hattori, a Vice Chairman **and** Director of the Company, and their relatives **own 9.5% and 71.3% of the outstanding shares of Sunritz, respectively**. The Company has also purchased land and buildings from Sunritz.

Mr. Yasuo Hattori**, a Vice Chairman and Director of the Company,** is a representative director of Aoyama Kigyo K.K. ("Aoyama"). **Mr. Yasuo Hattori owns 3.6% of the outstanding shares of the Company**. Aoyama owns 10.3% of the outstanding shares of the Company. Mr. Yasuo Hattori and their relatives own 26.7% and **38.5**% of the outstanding shares of Aoyama, respectively. The Company has entered into lease agreements and certain other agreements with Aoyama effective from March 1, 2003.

Mr. Koichi Murano, a Statutory Auditor of the Company until June 26, 2001, is also a representative director of Seiko Corporation. Until June 26, 2001, Seiko Corporation was regarded as a related party of the Company. The Company sells its products, mainly watches, and pays certain expenses to Seiko Corporation under terms and conditions stipulated in sales agreements. The Company and Seiko Corporation have also entered into other various types of agreements. All the transactions and balances stated in the table below are up to June 30, 2001.

The Company's management believes that all transactions with related parties as described in the preceding paragraphs and in the table below were in accordance with terms and conditions decided on a market-determined basis.

Transactions with these related parties for the years ended March 31, 2004, 2003 and 2002, and related balances at March 31, 2004 and 2003, were as follows:

	Millions of yen			Thousands of U.S. dollars
	Year ended March 31			Year ended March 31,
	2004	2003	2002	2004
Transactions:				
With Sunritz -				
Rental expenses for real estates	¥120	¥124	¥127	$1,135
Purchase of land and buildings	-	-	17	-
With Aoyama -				
Rental expense for buildings	3	1	-	28
With Seiko Corporation for the three-month period ended June 30, 2001 -				
Sales of products, mainly watches	-	-	3,857	-
Payments of expenses	-	-	55	-
With other related companies -				
Other incomes	59	11	17	558
Other expenses	18	9	15	170

	Millions of yen		Thousands of U.S. dollars
	March 31		March 31,
	2004	2003	2004
Balances:			
With Sunritz -			
Other investments	¥2	¥2	$19
With Aoyama at March 31, 2003 -			
Other current assets	-	1	-
Other investments	-	38	-
With other related companies -			
Other current assets	4	4	38
Payables	1	-	9

(2) January 27, 2005 — Consolidated Results for the Nine Months Ended December 31, 2004

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News Release

Consolidated Results for the Nine Months Ended December 31, 2004

January 27, 2005

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

Income statements and cash flows data

	Nine months ended December 31		Change	Year ended March 31	Nine months ended December 31
	2003	2004		2004	2004
Statements of income data					
Net sales	¥1,055,924	¥1,113,148	5.4%	¥1,413,243	$10,681,777
Operating income	65,013	96,843	49.0%	77,401	929,306
Income before income taxes and minority interest	57,933	85,747	48.0%	65,058	822,829
Net income	33,731	59,953	77.7%	38,031	575,309
Statements of cash flows data					
Cash flows from operating activities	138,590	126,232	(8.9%)	182,669	1,211,323
Cash flows from investing activities	(51,785)	(73,325)	41.6%	(65,329)	(703,627)
Cash flows from financing activities	30,681	(82,797)	-%	(40,918)	(794,521)
Cash and cash equivalents at the end of the period	306,971	238,450	(22.3%)	265,183	2,288,168
Per share data					
Net Income per share - Basic	¥185.04	¥305.32	65.0%	¥204.70	$2.93
-Diluted	¥184.84	¥-	-%	¥204.53	$-

Balance sheets data

	December 31, 2003	December 31, 2004	March 31, 2004	December 31, 2004
Total assets	¥1,293,407	¥1,330,822	¥1,206,491	$12,770,579
Shareholders' equity	411,393	473,111	414,367	4,539,977
Shareholders' equity ratio (%)	31.8%	35.6%	34.3%	35.6%
Shareholders' equity per share	¥2,095.05	¥2,409.35	¥2,110.20	$23.12

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different from in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥104.21 = U.S.$1 at December 31, 2004 has been used for the purpose of presentation.

(3) February 10, 2005 Sanyo Epson to Establish Manufacturing Subsidiary in the Philippines

News Release

Sanyo Epson to Establish Manufacturing Subsidiary in the Philippines

– TOKYO, Japan, February 10, 2005 -

Sanyo Epson Imaging Devices Corporation ("Sanyo Epson") will establish a wholly owned subsidiary in the Philippines this April. To be named Sanyo Epson Imaging Devices (Philippines), Inc. ("SEPH"), the new subsidiary will take over the display manufacturing operations currently conducted by Epson Precision (Philippines) Inc. ("EPPI"), a wholly owned subsidiary of Seiko Epson Corporation ("Epson"). As a preliminary step, EPPI will establish a wholly owned subsidiary, Epson Imaging Devices Philippines Inc., on February 15. Authorization for this move has come from the Philippine Economic Zone Authority.

EPPI was established in December 1994 as a base for the manufacturing of printers, mini-printers and for the assembly of printer boards. Since August 2004 it has also been carrying out back-end processing operations (manufacturing of modules) for Epson's liquid crystal displays. With the establishment of Sanyo Epson in October 2004, EPPI is spinning off its back-end operations, which will be taken over by SEPH, part of the Sanyo Epson organization, so as to establish an integrated manufacturing setup for LCDs from front-end through back-end processing.

LCDs were formerly used mainly for computer screens, but the range of applications for them has been growing rapidly, extending into such fields as televisions, mobile phones, digital cameras, and car-mounted devices. A large number of manufacturers have entered this business, and they are now all facing fierce price competition. They are also struggling to keep up with the demand for short-cycle development of new products and to make the large-scale investments both in research and development and in plant and equipment required to produce more advanced panels.

In response to this situation, Sanyo Epson is presently reorganizing its facilities for front-end processing of LCDs. In order to create competitively priced products with high added value, the company also considers it crucial to build up manufacturing capabilities for back-end operations. The establishment of SEPH is a part of this drive.

Overview of Sanyo Epson Imaging Devices (Philippines) Inc.

Company name	Sanyo Epson Imaging Devices (Philippines) Inc. ("SEPH")
Date of establishment	April 2005 (planned)
Head office	c/o Integrated Microelectronics Inc. 2/F Bldg. 1 North Science Ave. SEPZ, Laguna Technopark Binan, Laguna 4024, Philippines
Paid-in capital	900 million pesos (approx. 1.8 billion yen), consisting of 9 million shares at par value of 100 pesos
Officers	Director (President): Misao Shimizu Directors: Hiroshi Yano, Motoharu Komatsu, Hidehiko Seki, Hiroyuki Kawakami (Treasurer)
Employees	Approx. 50
Business lines	Manufacture and sale of LCD modules

(4) February 23, 2005 Seiko Epson to Merge with Subsidiary to Consolidate Software Development Structure

News Release

Seiko Epson to Merge with Subsidiary to Consolidate Software Development Structure

- TOKYO, Japan, February 23, 2005 –

The board of directors of Seiko Epson Corporation ("Epson") today approved the takeover of Epson Software Development Laboratory, Inc. ("ESD"), a consolidated subsidiary company, effective April 1, 2005.

1. Objective of the merger

By integrating all functions of ESD into Epson's Software Technology Center, Epson seeks to reinforce and enhance the efficiency of its software development activities and thereby boost the competitiveness of its software-installed products. It will also enable the proactive development of new software from a medium-term perspective.

Epson will aim to systematically implement productivity reforms of its software operations, promote the strategic development of software-related human resources, and achieve qualitative improvements in software productivity.

In the light of this decision, Epson will actively undertake the recruitment of software-related human resources.

2. Summary of the merger

a. Schedule

Board meeting for approval of the merger agreement	February 23, 2005*
Signing of the merger agreement	February 24, 2005
Execution of the merger	April 1, 2005 (planned)
Registration of the merger	Mid-April 2005 (planned)

* The merger will take place pursuant to Article 413-3 (Summary Merger) of the Japanese Commercial Code, which does not require the approval of shareholders.

b. Structure of the merger
Epson will be the succeeding company, and ESD will be dissolved.

c. Merger ratio
The merger will not result in the issuance of new shares or increase in capital.

d. Monies to be paid for the merger
Monies will not be paid for the merger.

3. Overview of parties to the merger (as of September 30, 2004)

Company name	Seiko Epson Corporation (succeeding company)	Epson Software Development Laboratory, Inc. (company to be dissolved)
Business activities	Information-related equipment (printers and printer consumable supplies, color image scanners, liquid crystal projectors, PCs, etc.), electronic devices (medium- and small-sized liquid crystal displays, CMOS LSIs, quartz crystal resonators and oscillators, etc.), precision instruments (watches, plastic eyeglass lenses, factory automation equipment, etc.), and miscellaneous R&D, manufacturing, sales and marketing, and service operations	1. Design, development, and sales of software for computers and peripheral devices 2. Activities incidental or related to the above.
Date established	May 18, 1942	October 25, 1993
Main place of business	2-4-1 Nishishinjuku, Shinjuku-ku, Tokyo	3-3-5 Owa, Suwa-shi, Nagano
Representative	Saburo Kusama, President	Noboru Kitazawa, President
Capital	53.2 billion yen	90 million yen
Total number of shares outstanding	196,364,592	1,800
Shareholders' equity	377.29 billion yen	717.00 million yen
Total assets	1.04 trillion yen	2.05 billion yen
Fiscal year-end	March 31	March 31
Number of employees	12,959	640
Principle shareholders and shareholding %	Aoyama Kigyou Kabushiki Kaisha: 10.34% Sanko Kigyou Kabushiki Kaisha: 7.27% The Dai-Ichi Mutual Life Insurance Company: 4.98%	Seiko Epson Corporation: 100%
Relationship with merged company	Capital: Epson owns 100% of ESD shares Personnel: Epson appoints three directors and one statutory auditor to ESD Transactions: None	

Results of 3 most recent accounting terms

	Seiko Epson Corporation			Epson Software Development Laboratory, Inc.		
Year ended	March 2002	March 2003	March 2004	March 2002	March 2003	March 2004
Net sales (bil. yen)	962.94	1,014.20	1,077.34	4.75	5.47	5.89
Operating income (bil. yen)	-6.99	8.40	29.73	0.11	0.45	0.24
Pretax income (bil. yen)	10.94	11.28	31.55	0.12	0.46	0.28
Net income (bil. yen)	-18.07	1.17	16.16	0.07	0.25	0.12
Net income per share (yen)	-118.98	6.44	86.96	41,271	140,586	67,285
Per share dividends (yen)	18.00	18.00	18.00	20,000	38,000	34,000
Per share equity (yen)	1,536.72	1,517.56	1,814.03	261,717	382,303	411,588

4. Post-merger Epson

a. The merger will not cause changes to any of the company name or its business activities, main place of business, representatives, capital, or fiscal year-end.

b. The merger will not cause changes to the financial forecast.

(5) February 23, 2005 Epson to Appoint New President

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News Release

Epson to Appoint New President

- TOKYO, Japan, February 23, 2005 -

Today at a board meeting, Seiko Epson ("Epson") took the decision to appoint a new president. The change, which will take effect from April 1, 2005, is as follows:

1. Appointment of new company president

Name	New position	Current position
Saburo Kusama	Chairman	President
Seiji Hanaoka	President	Executive vice-president

Profile of new president
Name: Seiji Hanaoka
Date of birth: September 28, 1947 (57 years old)
Place of birth: Nagano Prefecture, Japan
Education: Graduated from School of Engineering, Tohoku University in March 1970

Brief career history

April 1970	Joined Seiko Epson
July 1995	Appointed director of Seiko Epson
June 1996	Resigned as director
July 1996	Appointed vice-president of Epson America Inc.
June 1998	Reappointed director of Seiko Epson
November 1999	Appointed managing director
April 2002	Appointed senior managing director
April 2003	Appointed executive vice-president (present position)

2. Date of appointment

April 1, 2005

3. Reasons for appointment

Epson has enjoyed increasing recognition in the 20 months since it became a publicly listed company. The company has also recovered in terms of both earnings and profitability since experiencing a trough in 2001, and is seeing the results of structural changes put in place over the past few years. Epson feels that now is the time to lay the foundations for the next step forward by handing over responsibility to a new generation of leadership. The changes will inject fresh ideas into the company as it seeks to achieve the goals established in SE07, its medium- to long-term corporate vision.

Current President Saburo Kusama will assume a new position as chairman & CEO. Seiji Hanaoka will take the role of president and COO. On the same date, Chairman Hideaki Yasukawa will relinquish his present role, subsequently assuming the combined role of director and advisor.

*See our photo page for pictures of Epson's executive team.

(6) March 3, 2005 Sanyo Epson to Establish Manufacturing Subsidiary in Hong Kong

News Release

Sanyo Epson to Establish Manufacturing Subsidiary in Hong Kong

- TOKYO, Japan, March 3, 2005 -

Sanyo Epson Imaging Devices Corporation ("Sanyo Epson") will establish a wholly owned subsidiary in the Hong Kong–Shenzhen district on April 1, 2005. To be named Sanyo Epson Imaging Devices (H.K.) Ltd. ("SEHK"), the new subsidiary will take over the display manufacturing operations currently conducted by Epson Precision (Hong Kong) Ltd. ("EPH"), a wholly owned subsidiary of Seiko Epson Corporation ("Epson").

EPH was established in February 1974 as a base for manufacturing watches. Today it functions as the headquarters and production management center of the Epson Group's South China manufacturing operations, building printers, watches, and liquid crystal displays. Its LCD operations began in 1988 at Shenzhen's Po Shun Industrial Factory ("PIF"), a contract manufacturer, which initially carried out back-end processing operations (manufacturing of modules) for calculator and watch displays. Today, it is the back-end processing center for STN and D-TFD panels.

LCDs were formerly used mainly for computer screens, but the range of applications has grown rapidly, extending into such fields as televisions, mobile phones, digital cameras, and automotive devices. A large number of manufacturers have entered this business, and they are now all facing fierce price competition. They are also struggling to keep up with the demand for short-cycle development of new products and to make the large-scale investments both in research and development and in plant and equipment required to produce more advanced panels.

In response to this situation, Sanyo Epson is presently reorganizing its facilities for front-end processing of LCDs. In order to create competitively priced products with high added value, the company also considers it crucial to build up manufacturing capabilities for back-end operations. The establishment of SEHK, as well as Sanyo Epson Imaging Devices (Philippines), Inc. ("SEPH"), is a part of this drive.

Please see the attachment for an overview of the new subsidiary.

Overview of Sanyo Epson Imaging Devices (H.K.) Ltd.

Company name	Sanyo Epson Imaging Devices (H.K.) Limited ("SEHK")
Date of establishment	April 1, 2005 (planned)
Address	Suite 2801, Great Eagle Centre, 23 Harbour Road, Wanchai, HKSAR
Paid-in capital	$24 million (approx. 2.52 billion yen), consisting of 24 million shares at par value of $1
Officers	Director (President): Kiyohiko Shirahata Directors: Motoharu Komatsu, Hidehiko Seki (Treasurer)
Employees	Approx. 30
Business activities	Manufacture and sale of LCD modules